atg

02031756

P.E 12-31-2001
0-26679
Art Technology Group, Inc

Annual Report 2001

Letter from the CEO

To Our Shareholders

2001 was a challenging and exciting year for ATG. It was a year marked by high expectations, coupled with the demands of managing a business in a difficult economy. Leveraging the input we gained from our customers, our partners and our Customer Advisory Council, we continued to extend our solutions to enhance our online CRM market leadership – including the addition of core business-to-business commerce and portal applications. We also strengthened our management team, adding key leadership in the second half of the year including a new CFO, COO and heads of North American and International sales.

Year in Review

Although 2001 was challenging from an economic perspective, it was still a year marked by accomplishment, as we made significant advances in several key areas of our business. Through restructuring and headcount reductions, we successfully reduced our quarterly expenses by $30 million during the course of the year, enabling us to end the year with over $80 million in available funds. While these restructuring decisions were difficult to make, we acted quickly and prudently, balancing the long-term growth and success of ATG with the immediate need to preserve cash and reduce expenses. We also ended the year on a high note. In the fourth quarter, we grew revenue and improved the ratio of licenses to services, and we ended the year with $139 million in total revenue.

Some additional highlights and successes from 2001 include:

- The decision to provide support for the industry's most widely adopted application servers including BEA Weblogic® and IBM WebSphere®.
- The addition of over 150 new customers, including industry leaders – Best Buy, Boston Scientific, Citicorp Diners Club, Deutsche Postbank AG, GlaxoSmithKline, Hyatt Corporation, Lavazza, Louis Vuitton, Six Continents Hotels and the U.S. Army.
- The release of ATG Dynamo® version 5.5, a robust platform supporting business-to-business commerce and portals and significantly extending existing functionality.

Our Market - Online CRM

We are committed to furthering our market position as a leading provider of online customer relationship management applications. Online CRM applications deliver an integrated, personalized experience to customers, partners, and employees: the frontline of business. Online CRM is the ability to market, sell and service online, creating loyalty, making the buying experience easier, and providing self-service capabilities to reduce expenses. In short, online CRM provides a single view of the customer and enables the customer to see a single view of the enterprise. With a flexible, highly scalable architecture and industry leading personalization, ATG's applications are a robust solution for the many needs of the online CRM market.

Outlook - 2002 and Beyond

ATG enters 2002 as a streamlined and focused organization with a worldwide infrastructure, poised to capture a significant share of the online CRM market. As we move ahead, we reaffirm our commitment to refining and adding functionality to our existing products, with a focus on enhancing the overall customer experience through online CRM. I have great confidence in our management team, our dedicated employees and our best-of-breed online CRM applications. Given these core strengths, I am confident that ATG will continue to be successful in the years to come.

I want to personally thank you, our many shareholders, customers, partners, and employees, for your continued support.

Sincerely,

Paul Shorthose
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-26679

ART TECHNOLOGY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3141918 (I.R.S. Employer Identification Number)
25 First Street Cambridge, Massachusetts (Address of principal executive offices)	02141 (Zip Code)

(617) 386-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value with Associated Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any attachment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $163,169,000 based on the closing price of the registrant's common stock on the Nasdaq National Market on March 20, 2002.

The number of shares of the registrant's common stock outstanding as of March 20, 2002, was 69,730,193.

Documents Incorporated by Reference

Portions of the registrant's proxy statement for its annual meeting of stockholders to be held on May 22, 2002 are incorporated by reference in Items 10, 11, 12 and 13 of Part III.

ART TECHNOLOGY GROUP, INC.
INDEX TO FORM 10-K

ATG, Art Technology Group, Dynamo and the Tech Mark are our registered trademarks, and ATG Scenario Personalization and ATG Data Anywhere Architecture are our trademarks. This report also includes trademarks, service marks and trade names of other companies.

PART I

Item 1. BUSINESS

Overview

We develop and market online customer relationship management, or online CRM, applications that allow our customers to deliver an integrated, personalized experience to their customers, partners and employees. We also offer related integration and support services. Our e-commerce portal and relationship management applications, which feature personalization technology, are built on a flexible framework designed to help organizations manage, build and integrate solutions that will improve their customer interactions and business processes, increase customer loyalty, reduce expenses and improve revenues.

Our Solution

We produce e-business solutions that enable organizations to improve their relationships with customers, partners and employees. At the heart of our products is the relationship management framework that provides core capabilities to all our applications. This framework features personalization technology, scalable architecture, Java coding and ease of integration. As a result, our applications have a comprehensive range of out-of-the-box functionality coupled with the capacity for easy customization.

This framework also allows organizations to integrate our applications into an organization's existing information technology infrastructure including systems internally developed and obtained from third parties. The ability to integrate multiple applications and information systems with our applications ensures our customers can provide a unified experience to their customers, employees and partners.

Our solutions provide four key benefits to our customers.

First, ATG Scenario Personalization provides our customers with awareness and control over the lifecycle of their end-users' experiences. The advantages of ATG Scenario Personalization include the ability to:

- visually define a user's experience over time;
- maintain the flexibility and adaptability of online CRM applications by providing the ability to constantly alter the user's experience to address changing business needs;
- integrate all user "touch points," such as call centers or point of sale systems; and
- leverage data and processes about the user from across the enterprise, enabling deeper personalization and better customer experiences.

Second, our products are designed for highly scalable personalized applications.

- Our software has been written in Java since 1996, is J2EE compliant, and supports key standards like XML and Web services.
- We focus on personalization, performance and scalability in areas not covered by the J2EE standards. Our component framework and advanced caching capabilities provide advantages over applications provided by vendors that focus on infrastructure.
- ATG Dynamo Application Framework brings all of our personalization scalability features to our customers operating on standard BEA WebLogic and IBM WebSphere application servers.

Third, our adaptable, platform-independent framework fits into an existing information technology architecture and evolves with a changing enterprise.

- Our applications run on ATG Dynamo Application Server, BEA WebLogic and IBM WebSphere application servers. Companies that utilize our online CRM applications have the ability to work with multiple application servers and retain our applications, which provides an advantage over competitors whose applications run on only one application server. We provide a single framework for building personalized applications across multiple application servers, which can provide significant cost savings to companies that run multiple application servers throughout their enterprise.
- We provide a flexible framework for custom requirements. The same framework we use to build commerce, portal, and relationship management applications is used by our customers to build other applications, including customer support, e-Learning, and partner relationship management.
- Our products integrate on multiple platforms such as HP, IBM, Sun, Unix and Windows NT, and integrates on enterprise applications including SAP and Siebel. They are compatible with multiple databases including DB2, Informix, Oracle, and Sybase.

Fourth, ATG Data Anywhere Architecture provides a unified view of content and data across a business for organizations and their customers. ATG Data Anywhere Architecture:

- allows our customers to use their existing data schemas, eliminating the need to modify their existing applications and data schemas to use our applications;
- provides advanced caching mechanisms, including query and data set caching, providing the performance needed by highly personalized applications; and
- provides a single method of accessing disparate data types including HTML, XML, LDAP repositories and SQL databases. Developers can use a single mechanism to access data contained in many different formats and systems.

Our professional services division has deployed our applications to over 800 customers and worked with over 200 partners. Our professional service division's primary goal is to ensure customer success and satisfaction with our online CRM applications. As part of our commitment to customer success, we have developed the Adaptive Delivery Framework, a highly flexible delivery methodology that allows us to deliver applications across all professional services business lines.

Our Strategy

Our objective is to be a leading developer of online CRM applications that integrate into our customers' enterprise environment and provide real value by improving their cost of doing business and creating new and improved methods to generate revenue. To obtain this objective, we intend to:

- continue to develop innovative online CRM solutions;
- create solution sets that facilitate adoption of our applications in targeted vertical markets or applications;
- invest in marketing to promote our core capabilities, programs and alliances;
- continue to build our direct sales capabilities and forge strong alliances and co-selling relationships with partners; and
- focus our service organization on meeting the changing requirements of our alliances and customers.

Our Innovative Solutions. From our beginning, we have been innovative in our approach to product development and customer solutions. We will continue to invest in technology that enables our applications to tap into an organization's investment in business process software such as Oracle, SAP,

Siebel and others, and to leverage the information in these disparate systems in a meaningful and coordinated way for the organization's customers, partners, and employees. Our solution integrates with a variety of the back-end systems implemented by Global 2000 organizations and provides users of these organizations' computer applications with a single view of information in a personalized way. We intend to further extend our product and technology leadership by continuing to:

- extend our current capabilities and build new online CRM applications;
- increase the scalability, reliability and performance of our applications; and
- develop our integration capabilities to allow our products to be even more easily integrated into an organization's existing infrastructure.

Our Solution Sets. We are working with our partners to create solutions that facilitate adoption of our applications into vertical markets that have specific requirements. These pre-packaged solutions will enable faster time-to-benefit for targeted vertical markets.

Marketing. We are continuing to invest in promoting our company, technology, applications and solution sets through focused initiatives such as direct marketing, public relations, seminars, trade shows, speaking opportunities, web marketing, case studies, ATG Innovator magazine and the ATG Open User Conference.

Sales Capabilities. We sell our products directly to end-users and through co-selling efforts with systems integrators and technology partners. We intend to expand our channels to include value added resellers. We currently have more than 200 systems integrators and technology partners, including Accenture, Cap Gemini Ernst & Young, Documentum, EDS, E-Tree, Fort Point Partners, Hewlett Packard, Interwoven, PricewaterhouseCoopers and Sun Microsystems. Our objective is to maintain close relationships directly with our customers and to motivate systems integrators to implement our applications in their projects and solution sets. We plan to leverage our current relationships and develop additional co-selling relationships with leading systems integrators. In addition, many of our systems integrators are global enterprises, which we believe provides us with an opportunity to continue to expand our international business.

Service Capabilities. We have extensive experience in Web application development and integration services. Through our Professional Services organization, we provide enabling services to train our systems integrators, value added resellers, and complementary software vendors in the use of our products and offer consulting services to assist with customer implementations. We intend to continue to seek additional opportunities to increase revenues from product sales by expanding our base of partners trained in the implementation and application of our products.

Products

We produce online CRM applications that enable organizations to improve their relationships with customers, partners and employees.

ATG Relationship Management Framework. The ATG Relationship Management Framework provides a rich set of features for online customer relationship management applications. With the ATG Relationship Management Framework, firms can utilize high level business functions built on an underlying stable technology base to provide self-service to their partners, customers and employees. The ATG framework is distinguished from similar products by the advanced ATG Scenario Personalization, ATG Data Anywhere Architecture and its scalability and flexibility. The products included in the ATG Relationship Management Framework are the ATG Dynamo Application Server, ATG Dynamo Personalization Server and the ATG Dynamo Scenario Server.

ATG Enterprise Commerce Suite. The ATG Enterprise Commerce Suite offers a complete commerce solution for selling to business customers, channel partners, and consumers. Using the ATG Enterprise Commerce Suite, companies can manage multiple phases of the end user lifecycle—marketing, sales, and service—while also leveraging our industry leading personalization functionality to more effectively manage relationships. The ATG Enterprise Commerce Suite is built on an adaptable, flexible framework and ATG Data Anywhere Architecture, enabling companies to lower their total cost of ownership. The products included in the ATG Enterprise Commerce Suite are the ATG Relationship Management Framework, the ATG Business Commerce Server and the ATG Comsumer Commerce Server.

ATG Enterprise Portal Suite. The ATG Enterprise Portal Suite offers rich relationship management and personalization features on a proven platform that includes tools for developing, deploying, and managing customer, partner, and employee portals. It features a customizable Portal Application Framework, an extensive set of application building blocks called "Gears," pre-built sample applications, and a comprehensive suite of administrative tools. Built on the latest release of the ATG Relationship Management Framework, the ATG Enterprise Portal Suite is the only portal offering to support e-Business Scenarios, making it one of the most powerfully personalized portal solutions available today. The products included in the ATG Enterprise Portal Suite are the ATG Dynamo Relationship Management Framework and the ATG Dynamo Portal Server.

Our products run on the ATG Dynamo Application Server, BEA WebLogic and IBM WebSphere application servers.

In addition, we offer other add-on products that may be combined with these suites, including the ATG Dynamo Application Integrator (an EAI Solution). The ATG Dynamo Application Integrator incorporates our product offerings with enterprise applications from other vendors including SAP and Siebel.

Services

Our Global Services organization provides a variety of consulting, design, application development, integration, training and support services in conjunction with our products. These services are provided through our Professional Services, Education, and Customer Support Service offerings.

Professional Services. The primary goal of our Professional Services organization is to increase customer satisfaction with our applications. Our Professional Services includes five primary service offerings:

- *Structured Enabling Services.* Working with a client or designated partner team, we offer Structured Enabling Services to facilitate project success. This is our preferred delivery model.
- *Packaged Offerings.* We leverage the e-business expertise we have gained through hundreds of projects in order to offer a variety of packaged services to our customers. Packages range from services designed to help customers gain momentum with their portal or commerce project, to assessing the benefits of upgrading to the latest version of our applications and to technical implementation programs.
- *Custom Solutions.* We offer customized professional services solutions tailored to meet the specific needs of our customers across an entire project. Consulting services can include a combination of system architecture design, project management, web design, technical training and business consulting services.
- *Express Services.* Our Express Services offerings are short-term engagements designed to help our customers with a specific component of their project. Consulting services may consist of system architecture design, project management, web design, or technical training and support.

- *Comprehensive Business Innovations.* Our Comprehensive Business Innovations are full life cycle solution project services with an emphasis on deploying innovative, mission critical technologies related to our products.

Education. We provide a broad selection of educational programs designed to train customers and partners on our applications. This curriculum addresses the educational needs of developers, technical managers, business managers, page designers, and system administrative personnel/deployment engineers. ATG Education also offers an online learning program that complements our instructor-led training. Developers can become certified by completing the ATG Certified Dynamo Developer examination. We also offer end user training to complete the roll out of a customer's application. We provide a full range of instructor-led and self-paced training solutions to assist customers with this key initiative.

Customer Support Services. We offer five levels of customer support ranging from our evaluation support program, which is available for 30 days, to our Premier Support Program, which includes access to technical support engineers 24 hours a day, seven days per week, for customers deploying mission critical applications. Customers are entitled to receive software updates, maintenance releases, online documentation and bug reports, and technical support for an annual maintenance fee.

Customers

We have delivered online CRM solutions to more than 800 companies worldwide. Our principal target markets are Global 2000 companies. Our customers represent a broad spectrum of enterprises within diverse industry sectors. The following is a partial list of customers that have purchased licenses and/or professional services from us:

Consumer Retail
Best Buy
Neiman Marcus
Martha Stewart Living Omnimedia
Cabela's
Eastman Kodak
Target
Walgreens

Financial Services
Charles Schwab
Barclays Global Investors
MFS Investment Management
John Hancock Funds
KeyBank
Zurich Scudder Investments

International
Direckt Analge Bank
Kingfisher PLC
Deutsche Poste
Six Continents Hotels
Hyatt
Consignia
Philips
Lavazza
beeb.com

Manufacturing
Abbott Laboratories
Mars Music
J.Crew
Procter & Gamble

Technology
BellSouth
Handspring
Alcatel
EMC
Sun Microsystems

Travel, Media and Entertainment
Gameplay GB Ltd.
BMG Direct
Sony Online Entertainment Inc.
Meredith Corporation
Reader's Digest
American Airlines
Hilton Hotels Corporation
The MTVi Group

Technology

We believe we are a technology leader in providing online CRM solutions due to our implementation of Java, our strong component model, and our enterprise integration.

Java Foundation. Our products are written in Java and support Java programming for customization and extension, except for a few integration and installation modules that must be implemented in other programming languages. We have performed internal tests to certify that our ATG Dynamo 5 e-Business Platform supports the J2EE standards established by Sun Microsystems.

We believe that our Java implementation results in the following benefits:

- STRONG COMPONENT MODEL. Java provides a component standard known as "JavaBeans," which enables developers to segment their code into discrete, well-defined units which can be assembled in a "building block" fashion to create new applications. JavaBeans' modularity makes it easier to create reusable software as well as maintain existing systems.
- PLATFORM NEUTRALITY. Java's portability allows our applications to be run on virtually any major computer system without modification. This portability eliminates porting costs normally required to support multiple platforms or to change platforms, while allowing us to release products on major platforms simultaneously.
- ENTERPRISE INTEGRATION. We believe that Java's portability and direct support for distributed applications are helping Java to become the de facto standard language for enterprise system integration. We expect that Sun Microsystems' establishment of J2EE standards will make integration even easier for those enterprise systems that support J2EE specifications.
- FEWER PROGRAMMING ERRORS. Java's automatic memory management reduces memory corruption errors, which typically represent the most costly and difficult software "bugs" in conventional compiled languages such as C or C++.
- ACCELERATED DEVELOPMENT. We believe that the above features, combined with the broad availability of high-quality Java development tools, result in faster development time.

Modular, Standards-Based Component Architecture. One of the key features of our product architecture is its high degree of modularity, achieved by building additional functionality on top of the JavaBeans component technology. Customizations and extensions built by our customers or partners using industry standard JavaBean components can be managed by our ATG Dynamo Application Framework. The ATG Dynamo Application Framework enhances the naming, configuration and lifecycle of each component, allowing components to be added, extended, duplicated or replaced without recompilation of the rest of the system. The modularity of our component technology allows our products to be adapted to meet future business needs. In contrast, producers of non-modular products must try to anticipate and develop additional functionality at the time that they market their products.

One of the most powerful uses of our component technology is to integrate our software with external enterprise systems. We provide reference implementations of integration components while enabling our customers and partners to easily replace our reference components with new components that provide the same function but integrate with their existing systems. We adhere to industry standards to enable our products to leverage technologies produced by third parties and to protect the development investments of our partners and customers.

Research and Development

Our research and development group is responsible for core technology, product architecture, product development, quality assurance, documentation and third-party software integration. This group also assists with pre-sale, customer support activities and quality assurance tasks supporting the Enabling Services group.

Since we began focusing on selling software products in 1996, the majority of our research and development activities have been directed towards creating new versions of our products, which extend and enhance competitive product features. We continue to focus our efforts on developing new and innovative products, as well as integrating our products with external enterprise systems and third party application servers. Our research and development expenses were $6.3 million in 1999, $19.0 million in 2000 and $30.1 million in 2001. The systems we integrate with include relational databases, content management systems and credit card payment servers.

Sales and Marketing

Our principal target markets are Global 2000 companies and leading companies using the Internet as a primary business channel. We target these potential customers through our direct sales force and through channel partners, including systems integrators and other technology partners. We currently have more than 200 systems integrators and technology partners.

We employ one group of sales professionals who are compensated based on product and services sales made directly to end-users and through Value Added Resellers, and another group of sales professionals who are dedicated to recruiting, training and supporting the Value Added Resellers. We train and assist systems integrators in promoting, selling, deploying, extending and supporting our products. The objective of this strategy is to establish close product relationships directly with our customers and to motivate systems integrators to adopt the ATG Dynamo technology and suite of products for online and Web-based projects for their clients.

In addition, we have initiated a strategy to co-market our products with technology partners and to sell our products through original equipment manufacturers. We intend to increase sales of our products by entering into similar relationships with additional technology partners and original equipment manufacturers.

Our co-marketing relationships are with major systems integrators that serve the market for information system products and services. The objective of this co-marketing strategy is to motivate systems integrators to adopt the ATG Dynamo technology and suite of products on Web-based projects or their clients. We train and assist our systems integration partners to enable them to deploy, extend and support our products.

Set forth below is a partial list of organizations with which we have selling and marketing relationships:

North America

- Accenture
- Blast Radius
- Cap Gemini Ernst & Young
- ClearCommerce
- Context Integration
- Documentum
- EDS
- Fort Point Partners
- Hewlett Packard
- Interwoven
- McFayden Consulting
- PricewaterhouseCoopers
- Sun Microsystems
- Thoughtmill
- TIBCO Systems

International

- E-Tree
- Materna
- Quidnunc

As of December 31, 2001, in addition to offices throughout the United States, we had sales personnel located in Australia, Canada, England, France, Germany, Italy, the Netherlands, Japan, Korea and Sweden. Our revenues from sources outside the United States were $2.2 million, or 7% of total revenue, in 1999, $37.6 million, or 23% of total revenue, in 2000, and $47.6 million, or 34% of total revenue, in 2001. During the past year, we have established relationships with new international partners and have added key international accounts. We intend to continue our international expansion by working with additional global and local partners and by creating additional local infrastructure to provide direct sales, service and marketing.

Competition

The market for online customer relationship management solutions is intensely competitive, subject to rapid technological change, and significantly affected by new product introductions and other market activities. We expect competition to persist and intensify in the future. We have four primary sources of competition:

- portal software vendors such as Epicentric, SAP Portals, a subsidiary of SAP, and Plumtree;
- Internet applications software vendors, such as BroadVision, who compete on various levels including portals, relationship management, and e-commerce;
- application server vendors, such as BEA Systems, IBM's WebSphere products, and Microsoft; and
- in-house development efforts by potential customers or partners.

We believe the primary factors upon which we compete are the ability to prove return on investment, functionality, scalability, and extensibility of our products, the extent to which our products integrate with other systems, and our ability to provide quality services to assist our customers and partners.

We believe that we have competitive advantages that differentiate our products and services from those of our competitors. Our out-of-the-box functionality and consistent architecture provide improved time-to-market, lower cost of ownership, and scalability. Our product line, built on Java standards-based technology, provides investment protection. Product functionality and advanced personalization technology drive business value for our customers such as the ability to drive revenue, improve customer loyalty, leverage mutli-channel selling, and create a single view of their constituents.

Despite these advantages, some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, they may be able to undertake more extensive promotional activities, offer more attractive pricing and purchase terms, and bundle their products in a manner that would put us at a competitive disadvantage.

Competition could materially and adversely affect our ability to obtain revenues from license fees from new or existing customers and professional services revenues from existing customers. Further, competitive pressures could require us to reduce the price of our software products. In either case, our business, operating results and financial condition would be materially and adversely affected.

Proprietary Rights and Licensing

Our success and ability to compete depend on our ability to develop and protect the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our proprietary technology. These legal protections afford only limited protection for our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license, "click through" or "shrink wrap" agreements, which impose restrictions on the licensee's ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than legal protections to establish and maintain a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect proprietary rights to as great an extent as the laws of the United States. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

In addition, our software is written in the Java programming language developed by Sun Microsystems and we incorporate J2EE, Java Runtime Environment, Java Naming and Directory Interface, Java Servlet Development Kit, Java Foundation Classes, JavaMail and JavaBeans Activation Framework into our products under licenses granted to us by Sun. Our ATG Dynamo 5 e-Business Platform has been designed to support Sun's J2EE standards. If Sun were to decline to continue to allow us to use these technologies for any reason, we would be required to (a) license the equivalent technology from another source, (b) rewrite the technology ourselves, or (c) rewrite portions of our software to accommodate the change or no longer use the technology.

Employees

As of December 31, 2001, we had a total of 634 employees. Of our employees, 146 were in research and development, 190 in sales and marketing, 201 in professional services and 97 in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

RISK FACTORS THAT MAY AFFECT RESULTS

This annual report contains forward-looking statements, including statements about our growth and future operating results. For this purpose, any statement that is not a statement of historical fact should be considered a forward-looking statement. We often use the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions to help identify forward-looking statements.

There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this annual report.

RISKS RELATED TO OUR BUSINESS

We may not be able to sustain or increase our revenue or profitability on a quarterly or annual basis.

We incurred a loss in each quarter of fiscal 2001. As of December 31, 2001, we had an accumulated deficit of $170.4 million. Although our revenues have grown significantly in the past, they have grown from a relatively small base and, as a result, we do not believe that we will be able to sustain these growth rates. In addition, we believe the current United States economic downturn will continue to have an adverse effect on demand for our products and services, and therefore adversely affect our revenues as well. Because we have a limited operating history, and operate in a rapidly evolving industry, we have difficulty predicting our future operating results and we cannot be certain that our revenues will grow at a rate that will allow us to achieve profitability on a quarterly or annual basis.

We expect our revenues and operating results to fluctuate, and the price of our common stock could fall if quarterly results are lower than the expectations of securities analysts.

Our revenues and operating results are likely to vary significantly from quarter to quarter. If our quarterly results fall below the expectations of securities analysts, the price of our common stock could fall. A number of factors are likely to cause variations in our operating results, including:

- fluctuating economic conditions, particularly as they affect our customers' willingness to expand information technology spending;
- the timing of sales of our products and services;
- the timing of customer orders and product implementations;
- delays in introducing new products and services;
- increased expenses, whether related to sales and marketing, product development or administration;
- the mix of revenues derived from products and services;
- timing of hiring and utilization of services personnel;
- cost overruns related to fixed-price services projects;
- the mix of domestic and international sales; and
- costs related to possible acquisitions of technologies or businesses.

Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. The results of one or a series of quarters should not be relied upon as an indication of our future performance.

Our lengthy sales cycle makes it difficult to predict our quarterly results.

Our long sales cycle, which can range from several weeks to several months or more, makes it difficult to predict the quarter in which sales may occur. We have a long sales cycle because we generally need to educate potential customers regarding the use and benefits of our products and services. Our sales cycle varies depending on the size and type of customer contemplating a purchase and whether we have conducted business with a potential customer in the past. In addition, we believe the current economic downturn in the United States has increased the average length of our sales cycle as customers have deferred implementing new e-commerce solutions. We may incur significant sales and marketing expenses in anticipation of licensing our products, and if we do not achieve the level of revenues we expected, our operating results will suffer and our stock price may decline. These potential customers frequently need to obtain approvals from multiple decision makers prior to making purchase decisions. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

The market for internet customer relationship management solutions is intensely competitive, and we expect competition to intensify in the future.

The market for Internet customer relationship management solutions is intensely competitive and we expect competition to intensify in the future. This level of competition could reduce our revenues and result in increased losses or reduced profits. Our primary competition currently comes from in-house development efforts by potential customers or partners, as well as from other vendors of Web-based application software. We currently compete with Internet application software vendors such as Blue Martini, BroadVision and Vignette. We also compete with platform application server products and vendors such as BEA Systems, IBM's Websphere products, Microsoft, and the Netscape/Sun Microsystems Alliance, among others. In addition, we compete with portal software vendors such as Epicentric, SAP Portals, a subsidiary of SAP, and Plumtree. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that they can use to gain market share. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than we can. Moreover, our current and potential competitors, such as Microsoft and the Netscape/Sun Microsystems Alliance, may bundle their products in a manner that may discourage users from purchasing our products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We depend on our relationships with systems integrators.

Since our potential customers often rely on third-party systems integrators to develop, deploy and manage Web sites for conducting commerce on the Internet, we cultivate relationships with systems integrators in order to encourage them to support our products. If we do not adequately train a sufficient number of systems integrators or if systems integrators were to devote their efforts to integrating or co-selling different products, our revenues could be reduced and our operating results could be harmed.

Competition with our reseller partners could limit our sales opportunities and jeopardize these relationships.

We sell products through resellers and original equipment manufacturers. In some instances, we target our direct selling efforts toward markets that are also served by some of these partners. This competition may limit our ability to sell our products and services directly in these markets and may jeopardize, or result in the termination of, these relationships.

Our business may be harmed if we are unable to attract and retain other key personnel.

Our success depends largely on the skills, experience and performance of key members of our management and other key personnel. If we lose one or more of our key employees, our business could be harmed. In addition, our future success will depend in large part on our ability to continue attracting and retaining highly skilled personnel. Like other software companies, we face intense competition for qualified personnel. We may not be successful in attracting, assimilating and retaining qualified personnel in the future.

We could incur substantial costs protecting our intellectual property from infringement or defending against a claim of infringement.

Our professional services often involve the development of custom software applications for specific customers. In some cases, customers retain ownership or impose restrictions on our ability to use the technologies developed from these projects. Issues relating to the ownership of software can be complicated, and disputes could arise that affect our ability to resell or reuse applications we develop for customers.

We seek to protect the source code for our proprietary software both as a trade secret and as a copyrighted work. However, because we make the source code available to some customers, third parties may be more likely to misappropriate it. Our policy is to enter into confidentiality agreements with our employees, consultants, vendors and customers and to control access to our software, documentation and other proprietary information. Despite these precautions, it may be possible for someone to copy our software or other proprietary information without authorization or to develop similar software independently.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We could incur substantial costs to prosecute or defend any intellectual property litigation. If we sue to enforce our rights, the litigation would be expensive, would divert management resources and may not prevent other parties from using our intellectual property without our permission. In February 2000, we settled a lawsuit filed by BroadVision, which alleged that we were infringing on a patent for a method of conducting e-commerce. As part of the settlement, we agreed to pay BroadVision a total of $15.0 million in license fees over a three-year period, of which $13.0 million had been paid as of December 31, 2001.

In addition, we have agreed to indemnify customers against claims that our products infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party may force us to do one or more of the following:

- cease selling or using products or services that incorporate the challenged intellectual property;
- obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or
- redesign those products or services to avoid infringement.

If we fail to adapt to rapid changes in the market for Internet customer relationship management software, our existing products could become obsolete.

The market for our products is marked by rapid technological change, frequent new product introductions and Internet-related technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We may not be able to develop and market new products or product enhancements that comply with present or emerging Internet technology standards. New products based on new technologies or new industry standards could render our existing products obsolete and unmarketable. To succeed, we will need to enhance our current products and develop new products on a timely basis to keep pace with developments related to Internet technology and to satisfy the increasingly sophisticated requirements of customers. E-commerce technology is complex and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing new or enhanced products could cause us to lose revenue opportunities and customers.

Our business may suffer if we fail to address the challenges associated with international operations.

We currently maintain offices in Australia, Canada, England, France, Germany, Korea, Japan, the Netherlands, and Sweden. We derived 34% of our total revenues from customers outside the United States for the year ending December 31, 2001. We anticipate that revenues from customers outside the United States could account for an increased portion of our total revenues for the foreseeable future. To date, however, we have limited experience in international operations and may not be able to compete successfully in international markets. Our operations outside North America are subject to additional risks, including:

- changes in regulatory requirements, exchange rates, tariffs and other barriers;
- longer payment cycles and problems in collecting accounts receivable;
- political and economic instability;
- difficulties in managing systems integrators and technology partners;
- difficulties in staffing and managing foreign subsidiary operations;
- differing technology standards;
- difficulties and delays in translating products and product documentation into foreign languages;
- reduced protection for intellectual property rights in some of the countries in which we operate or plan to operate; and
- potentially adverse tax consequences.

The impact of future exchange rate fluctuations on our operating results cannot be accurately predicted. We may increase the extent to which we denominate arrangements with international customers in the currencies of the countries in which the software or services are provided. From time to time we may engage in hedges of a significant portion of contracts denominated in foreign currencies. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a significant negative impact on our operating results.

We use the Java programming language to develop our products, and our business could be harmed if Java loses market acceptance or if we are not able to continue using Java or Java-related technologies.

We write our software in the Java computer programming language developed by Sun Microsystems. While a number of companies have introduced Web applications based on Java, Java could fall out of favor, and support by Sun Microsystems or other companies could decline. Moreover, our new ATG Dynamo 5.5 e-Business Platform is designed to support Sun's Java 2 Platform, Enterprise Edition, or J2EE, standards for developing modular Java programs that can be accessed over a network. We have licensed the J2EE brand and certification tests from Sun. There can be no assurance that these standards will be widely adopted, that we can continue to support J2EE standards established by Sun from time to time or that the J2EE brand will continue to be made available to us on commercially reasonable terms. If Java or J2EE support decreased or we could not continue to use

Java or related Java technologies or to support J2EE, we might have to rewrite the source code for our entire product line to enable our products to run on other computer platforms. Also, changes to Java or J2EE standards or the loss of our license to the J2EE brand could require us to change our products and adversely affect the perception of our products by our customers. If we were unable to develop or implement appropriate modifications to our products on a timely basis, we could lose revenue opportunities and our business could be harmed.

Our software products may contain errors or defects that could result in lost revenues, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We began shipping latest version of ATG Dynamo e-business Platform, version 5.5, in the third quarter of 2001. Despite internal testing and testing by customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance.

Since our customers use our products for critical business applications such as e-commerce, errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation from us for the losses they suffer. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

We acquired Petronio Technology Group in May 2000 for approximately $1.2 million and Toronto Technology Group Inc. in July 2000 for approximately $12.0 million. These acquisitions did not produce the revenues and synergies we expected. We have incurred approximately $5.3 million in restructuring charges during the year ended December 31, 2001 related to the write off of unamortized goodwill and the settlement of restricted stock in connection with these acquisitions. In addition, we have also incurred additional restructuring charges during the year ended December 31, 2001 in reducing headcount related to the Toronto Technology Group Inc. acquisition.

In the future, we may pursue additional acquisitions to obtain complementary businesses, products, services or technologies. An acquisition may not produce the revenues, earnings or business synergies that we anticipated, and an acquired business, product, service or technology might not perform as we expected. If we pursue an acquisition, our management could spend a significant amount of time and effort in identifying and completing the acquisition. If we complete an acquisition, we may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into our operations while preserving the goodwill of the acquired company. In particular, we may lose the services of key employees of the acquired company and we may make changes in management that impair the acquired company's relationships with employees and customers.

Any of these outcomes could prevent us from realizing the anticipated benefits of our acquisitions. To pay for an acquisition, we might use stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use our stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity would be reduced. We may be required to capitalize a significant amount of intangibles, including goodwill, which may lead to significant amortization charges. In addition, we may incur significant, one-time write-offs and amortization charges. These amortization charges and write-offs could decrease our future earnings or increase our future losses.

RISKS RELATED TO THE INTERNET INDUSTRY

Our performance will depend on the growth of e-commerce.

Our success will depend heavily on the continued use of the Internet for e-commerce. The current United States economic downturn has reduced demand for our products as customers and potential customers delay or cancel the implementation of customer relationship management solutions. If the market for our products and services does not continue to mature, we will be unable to execute successfully our business plan. Adoption of electronic commerce and customer relationship management, particularly by those companies that have historically relied upon traditional means of commerce, will require a broad acceptance of different methods of conducting business. Our future revenues and profits will substantially depend on the Internet being accepted and widely used for commerce and communication. If Internet commerce does not continue to grow or grows more slowly than expected, our future revenues and profits may not meet our expectations or those of analysts. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns or may otherwise resist providing the personal data necessary to support our consumer profiling capability.

Regulations could be enacted that either directly restrict our business or indirectly impact our business by limiting the growth of e-commerce.

As e-commerce evolves, federal, state and foreign agencies could adopt regulations covering issues such as user privacy, content and taxation of products and services. If enacted, government regulations could limit the market for our products and services or could impose burdensome requirements that render our business unprofitable. Although many regulations might not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal and consumer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in Web usage and decrease its acceptance as a medium of communications and commerce.

The Internet is generating privacy concerns that could result in legislation or market perceptions that could harm our business or result in reduced sales of our products, or both.

Businesses use our ATG Dynamo Personalization Server product to develop and maintain profiles to tailor the content to be provided to Web site visitors. When a visitor first arrives at a Web site, our software creates a profile for that visitor. If the visitor registers or logs in, the visitor's identity is added to the profile, preserving any profile information that was gathered up to that point. ATG Dynamo Personalization Server tracks both explicit user profile data supplied by the user as well as implicit profile attributes derived from the user's behavior on the Web site. Privacy concerns may cause visitors to resist providing the personal data or avoid Web sites tracking the Web behavioral information necessary to support this profiling capability. More importantly, even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting Web sites may be used to direct product promotion and advertising to that user. Other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business, financial condition and operating results could be harmed.

Our products use "cookies" to track demographic information and user preferences. A "cookie" is information keyed to a specific user that is stored on a computer's hard drive, typically without the user's knowledge. Cookies are generally removable by the user, although removal could affect the content available on a particular site. Germany has imposed laws limiting the use of cookies, and a number of Internet commentators and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed or if users begin to delete or refuse cookies as a common practice, demand for our personalization products could be reduced.

RISKS RELATED TO THE SECURITIES MARKETS

Our stock price may continue to be volatile.

The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. For example, the market price of our common stock has ranged from $.58 per share to $126.88 per share since our initial public offering in July 1999. Fluctuations in market price and volume are particularly common among securities of Internet and software companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- changes in market valuations of Internet and software companies;
- our announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- our failure to complete significant sales;
- additions or departures of our key personnel;
- future sales of our common stock; or
- changes in financial estimates by securities analysts.

We may incur significant costs from class action litigation.

We currently are the subject of securities class action litigation. If a court awards damages to the plaintiffs, the total amount could exceed the limit of our existing insurance. This litigation also may divert management's attention and resources. We may be the target of similar litigation in the future if the market for our stock becomes volatile. For a further description of the pending litigation, see "Item 3. Legal Proceedings."

Our executive officers and directors will be able to influence matters requiring stockholder approval and could delay or prevent someone from acquiring or merging with us on terms favored by a majority of our independent stockholders.

Our executive officers and directors beneficially owned approximately 18.4% of our common stock as of December 31, 2001. As a result, these stockholders may be able to influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent someone from acquiring or merging with us.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Certain provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable, which could reduce the market price of our common stock. These provisions include:

- authorizing the issuance of "blank check" preferred stock;
- providing for a classified board of directors with staggered, three-year terms;
- providing that directors may only be removed for cause by a two-thirds vote of stockholders;
- limiting the persons who may call special meetings of stockholders prohibiting stockholder action by written consent;
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
- authorizing anti-takeover provisions.

In addition, we adopted a shareholder rights plan in 2001 and Delaware law may further discourage, delay or prevent someone from acquiring or merging with us.

Item 2. PROPERTIES

Our principal administrative, research and development, sales, consulting, training and support facilities occupy approximately 91,000 square feet in Cambridge, Massachusetts, pursuant to leases expiring through 2007. Our west coast headquarters occupy 40,000 square feet in San Francisco, California pursuant to a lease expiring in 2011.

In the first quarter of 2001, we entered into a lease for 117,900 square feet of expansion space in Cambridge, Massachusetts. However, due to weakening market conditions we terminated this lease on January 2, 2002.

Our European headquarters are located in Apex Plaza, Reading UK where we lease approximately 15,600 square feet. Our Asia Pacific headquarters are located in North Sydney, Australia where we currently lease 8,600 square feet. Early in 2001, we entered into a lease for a new facility under construction that will provide 38,500 square feet in Frankfurt, Germany. This facility is expected to be available for occupancy in April 2002.

In addition, we have offices in Australia, Canada, France, Japan, Korea, the Netherlands and Sweden.

Item 3. LEGAL PROCEEDINGS

A patent infringement claim was filed by BroadVision, one of our competitors, against us on December 11, 1998. The case was filed in the U.S. District Court for the Northern District of California. BroadVision alleged that we are infringing on a patent for a method of conducting e-commerce. We settled the lawsuit in February 2000. As part of the settlement, we, in return for cash payments, received a non-exclusive, worldwide, perpetual, paid-up license to make, use and sell products arguably covered by the patent and any other patents that may be issued in the future that are related to the original patent. We agreed to pay BroadVision a total of $15.0 million in license fees over a three-year period. As of December 31, 2001, we owed $2.0 million to BroadVision, which is payable in 2002.

On October 31, 2000, Aron Rosenberg, one of our stockholders, brought a claim on our behalf in the U.S. District Court for the District of Delaware. Mr. Rosenberg alleges that the Tudor and Raptor entities violated Section 16(b) of the Securities Exchange Act of 1934 in connection with their sale of our common stock after our initial public offering on July 20, 1999. Those entities acquired our common stock in connection with our Series D preferred stock that they acquired more than six months before the initial public offering. Mr. Rosenberg claims that those entities should be deemed to have purchased our common stock when our stockholders approved an amendment to our certificate of incorporation related to our preferred stock on June 18, 1999. He also claims that those entities obtained profits of more than $70 million in connection with sales of our common stock within six months after June 18, 1999, and that those profits should be paid to us. In January 2002, the parties entered into a settlement agreement subject to the final approval of the court. The court has entered an order approving the form of settlement. If the settlement is approved, Tudor will pay $1,450,000 to us, from which we will be required to pay to plaintiff's attorneys an amount not to exceed $400,000. In return, we will release Tudor from any claims under Section 16 of the Securities Exchange Act arising from the facts and circumstances alleged in the complaint.

The Company, and certain officers have been named defendants in seven purported class action suits currently pending in the United States District Court for the District of Massachusetts. Each of these cases alleges that our company, and certain officers have violated Sections 10(b) and 20(a) of the Securities Exchange Act and SEC Rule 10b-5, which generally may subject issuers of securities and persons controlling those issuers to civil liabilities for fraudulent actions or defects in the public disclosure required by securities laws. Four of the cases were filed on various dates in October 2001 in the U.S. District Court for the District of Massachusetts. Three of the cases were initially filed in the Central District of California on various dates in August and September 2001. These three California actions were consolidated and transferred to the District of Massachusetts on or about November 27, 2001. On December 13, 2001, the Court issued an Order of Consolidation in which it consolidated all actions filed against us and appointed certain individuals as lead plaintiffs in the consolidated action. It also appointed two law firms as co-lead counsel, and a third law firm as liaison counsel. Counsel for the plaintiffs filed a consolidated amended complaint on March 1, 2002. Our response is due April 15, 2002.

While management believes the claims against the Company are without merit, and intends to defend the action vigorously, the litigation is in the preliminary stage.

The Company is also subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the Nasdaq National Market under the symbol "ARTG." The following table sets forth the high and low reported sales prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

	High	Low
Year ending December 31, 2000		
First quarter	$106.50	$43.81
Second quarter	101.94	28.63
Third quarter	126.88	76.00
Fourth quarter	96.50	20.50
Year ending December 31, 2001		
First quarter	$ 43.94	$15.86
Second quarter	12.16	4.05
Third quarter	5.22	.65
Fourth quarter	4.72	.58

On March 20, 2002 the last reported sale price on the Nasdaq National Market for our common stock was $2.34 per share. On March 20, 2002, there were approximately 22,000 holders of record of our common stock.

We currently intend to retain future earnings, if any, to finance our growth. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions in financing agreements and plans for expansion.

Item 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below as of December 31, 2000 and 2001 and for each of the years ended December 31, 1999, 2000 and 2001 are derived from consolidated financial statements audited by Arthur Andersen LLP, independent public accountants, which are included in this annual report. The data as of December 31, 1997, 1998 and 1999 and for each of the years ended

December 31, 1997 and 1998 are derived from consolidated financial statements audited by Arthur Andersen LLP and not included in this report. Additional information regarding basic and diluted net income (loss) per share is described in note 1(e) to the consolidated financial statements included elsewhere in this report. The following data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands, except per share data)				
Revenues:					
Product license	$ 1,866	$ 4,059	$ 18,590	$121,525	$ 76,631
Services	4,592	8,078	13,487	41,817	62,238
Total revenues	6,458	12,137	32,077	163,342	138,869
Cost of Revenues:					
Product license	64	30	8,160	3,426	4,616
Services	3,133	5,020	10,232	34,739	45,892
Total cost of revenues	3,197	5,050	18,392	38,165	50,508
Gross profit	3,261	7,087	13,685	125,177	88,361
Operating Expenses:					
Research and development	3,661	3,355	6,343	18,966	30,119
Sales and marketing	2,287	4,074	15,921	73,261	93,186
General and administrative	1,418	2,291	5,323	22,791	23,952
Amortization of deferred compensation	—	107	1,127	1,273	1,280
Restructuring	—	—	—	—	76,945
Total operating expenses	7,366	9,827	28,714	116,291	225,482
Income (loss) from operations	(4,105)	(2,740)	(15,029)	8,886	(137,121)
Interest and other income, net	(123)	(111)	1,897	8,979	4,967
Net income (loss) before provision for income taxes	(4,228)	(2,851)	(13,132)	17,865	(132,154)
Provision for income taxes	—	—	—	3,378	23,851
Net income (loss)	(4,228)	(2,851)	(13,132)	14,487	(156,005)
Accretion of Dividends, Discount and Offering Costs on Preferred Stock	(214)	(1,594)	(4,395)	—	—
Net income (loss) available for common stockholders	$(4,442)	$(4,445)	$(17,527)	$ 14,487	$(156,005)
Net income (loss) per share:					
Basic	$ (0.25)	$ (0.25)	$ (0.45)	$ 0.22	$ (2.27)
Diluted	$ (0.25)	$ (0.25)	$ (0.45)	$ 0.20	$ (2.27)
Weighted average common shares outstanding:					
Basic	17,744	17,394	38,777	66,932	68,603
Diluted	17,744	17,394	38,777	73,138	68,603

CONSOLIDATED BALANCE SHEET DATA (at period end):

	1997	1998	1999	2000	2001
Cash, cash equivalents and short term marketable securities	$ 187	$ 4,093	$129,848	$126,473	$ 80,306
Working capital (deficit)	(1,328)	3,649	117,727	122,422	54,749
Long-term marketable securities	—	—	19,394	17,734	—
Total assets	1,672	7,766	177,735	259,515	137,488
Long-term obligations, less current maturities	122	322	4,000	2,000	—
Redeemable convertible preferred stock	3,153	8,313	—	—	—
Total stockholders' equity (deficit)	(4,060)	(4,034)	146,385	191,973	42,909

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Item 1. Business—Risk Factors that May Affect Results" and elsewhere in this report.

We were founded in December 1991. From 1991 through 1995, we devoted our efforts principally to building, marketing and selling our professional services capabilities and to research and development activities related to our software products. Beginning in 1996, we began to focus on selling our software products. To date, we have enhanced and released several versions of our ATG Dynamo products. We market and sell our products worldwide through our direct sales force, systems integrators, technology partners and original equipment manufacturers.

We derive our revenues from the sale of software product licenses and related services. Product license revenues are derived from the sale of software licenses of our ATG Dynamo products. Our software licenses are priced based on either the size of the customer implementation or site license terms. Services revenues are derived from fees for professional services, training and software maintenance and support. Professional services include custom application development and project and technical consulting. We bill professional service fees primarily on a time and materials basis or in some cases, on a fixed-price schedule defined specifically in our contracts. Software maintenance and support arrangements are priced based on the level of services provided. Generally, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee of 18% to 23% of the list price of the licensed product. Customers that purchase maintenance and support generally receive all product updates and upgrades of software modules purchased as well as on-line and telephone technical support. Training is billed as services are provided.

We recognize revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition* and SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions*. Revenues from software product license agreements are recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. If conditions for acceptance are required subsequent to delivery, revenues are recognized upon customer acceptance if such acceptance is not deemed to be perfunctory. In multiple element arrangements, we use the residual value method in accordance with SOP 97-2 and SOP 98-9. Revenues from software maintenance agreements are recognized ratably over the term of the maintenance period, which is typically one year. We enter into reseller arrangements that typically provide for sublicense fees payable to us based upon a percentage of our list price. Revenues are recognized under reseller agreements as earned which is generally ratably over the life of the reseller agreement for guaranteed minimum royalties or based upon unit sales by the resellers. We do not grant our resellers the right of return or price protection. Revenues from professional service arrangements are recognized on either a time and materials or percentage-of-completion basis as the services are performed, provided that amounts due from customers are fixed or determinable and deemed collectible by management. Amounts collected prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Unbilled services represent service revenues that have been earned by us in advance of billings.

Services revenues have increased primarily due to the expansion of our service capabilities by hiring additional service personnel and the increase in the number of customers using our ATG Dynamo products. Sales of ATG Dynamo products often lead to sales of consulting services and software maintenance and support. To date, substantially all of our Dynamo customers have entered into annual software maintenance and support agreements at the time of purchase and have renewed such maintenance and support contracts in subsequent periods. We believe that growth of our product license sales depends on our ability to provide customers with support, training, consulting and implementation services and to educate systems integrators and resellers on how to use and install our products. We have invested significantly in expanding our services organization.

We currently maintain offices in Australia, Canada, England, France, Germany, Japan, Korea, the Netherlands, Sweden, and the United States. Revenues from customers outside the United States accounted for 7% of our total revenues in 1999, 23% in 2000 and 34% in 2001. In 2001, we began entering into contracts denominated in foreign currencies. We currently do not have hedging or similar arrangements to protect us against foreign currency fluctuations. We, therefore, increasingly may become subject to currency fluctuations, which could harm our operating results in future periods.

Critical Accounting Policies

This management's discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, research and development costs, restructuring expenses, the impairment of long lived assets and income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies most significantly affect the portrayal of our financial condition and require management's most difficult and subjective judgments.

Revenue Recognition

Not only is revenue recognition a key component of our results of operations, the timing of our revenue recognition also determines the timing of certain expenses, such as commissions. In measuring revenues, we follow the specific guidelines of SOP 97-2 and related authoritative literature, as discussed above. Certain judgments of management, however, affect the application of this policy. Revenue results are difficult to predict and any shortfall or delay in recognizing revenue could cause our operational results to vary significantly from quarter to quarter and could result in future operating losses. We maintain allowances for estimated losses resulting from the inability of our customers to make required payments, however, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Research and Development Costs

We evaluate the establishment of technological feasibility of our products in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*. We sell products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, we have concluded that technological feasibility is not established until the completion of a working model. The time period during which costs can be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that can be capitalized are not material to our financial position or results of operations. Therefore, we have charged all such costs to research and development in the period incurred.

Restructuring Expenses

In calculating our restructuring expenses, we made several material estimates to determine the value of certain charges. For example, we estimated the vacancy period and sublease income rate for our facility related charges. Our estimates were developed with input from real estate professionals familiar with current market conditions of the restructured facilities. However, if real estate market conditions changed unexpectedly, an adjustment to the charge would be necessary and this could effect our financial statements. Note 11 to our consolidated financial statements included in this report contains a full description of our 2001 restructuring charges.

Impairment or Disposal of Long Lived Assets

As a result of our restructuring activities, we evaluated the realizability of our long-lived assets including fixed assets related to our restructured facility leases and intangible assets consisting primarily of unamortized goodwill. We determined that $7.7 million of leasehold improvements and $2.2 million of furniture, fixtures and equipment were impaired as a result of these restructured operating leases. In addition we determined that approximately $1.4 million of purchased software was impaired due to our revised product development strategy. Lastly we wrote-off the remaining unamortized goodwill totaling approximately $4.0 million associated with two professional service acquisitions completed in fiscal year 2000.

Accounting for Income Taxes

We record a valuation allowance against our deferred tax asset to the extent management believes it is more likely than not that the asset will not be realized. As of December 31, 2001, we have provided a full valuation allowance against our deferred tax assets due to the uncertainty of their realizability.

Note 1 to our consolidated financial statements included in this report contains a full description of all our significant accounting policies.

Results of Operations

The following table sets forth statement of operations data as percentages of total revenues for the periods indicated:

	Year Ended December 31,		
	1999	2000	2001
Revenues:			
Product license	58%	74%	55%
Services	42	26	45
Total revenues	100	100	100
Cost of revenues:			
Product license	25	2	3
Services	32	21	33
Total cost of revenues	57	23	36
Gross margin	43	77	64
Operating expenses:			
Research and development	20	12	22
Sales and marketing	50	45	67
General and administrative	17	14	17
Stock-based compensation	3	1	1
Restructuring	—	—	55
Total operating expenses	90	72	162
Income (loss) from operations	(47)	5	(98)
Interest and other income (expense), net	6	6	4
Income (loss) before provision for income taxes	(41)	11	(94)
Provision for income taxes	—	2	17
Net income (loss)	(41)%	9%	(111)%

The following table sets forth, for the periods indicated, the cost of product license revenues as a percentage of product license revenues and the cost of services revenues as a percentage of services revenues:

	Year Ended December 31,		
	1999	2000	2001
Cost of product license revenues	44%	3%	6%
Cost of services revenues	76	83	74

Years ended December 31, 2001, 2000 and 1999

Revenues

Total revenues decreased 15% from $163.3 million in 2000 to $138.9 million in 2001. The decrease was primarily attributable to the slowing economy and reduced information technology spending among our customer base. In the third quarter of 2001, we released ATG Dynamo 5.5 e-Business Platform Version, ATG Portal Server, ATG Enterprise Commerce Suite and ATG Consumer Commerce Suite. Revenues generated from international customers increased to $47.6 million, or 347% of total revenues, in 2001 from $37.6 million, or 23% of total revenues, in 2000. We expect total revenues to remain flat in 2002 and the trend of international revenues as a percentage of total revenues to be consistent with 2001.

Total revenues increased 409% from $32.1 million in 1999 to $163.3 million in 2000. The increase was primarily attributable to market acceptance of our ATG Dynamo suite of products as we continued to cultivate relationships with systems integrators and train our partner channels to support our products. Additionally, global expansion and the release of our ATG Dynamo 5 products in September 2000, contributed to our 2000 revenue growth. Revenues generated from international customers increased to $37.6 million in 2000 from $2.2 million in 1999.

No individual customer accounted for more than 10% of total revenues in 2001, 2000, or 1999.

Product License Revenues

Product license revenues decreased 37% to $76.6 million in 2001 from $121.5 million in 2000. The decrease was primarily attributable to the slowing economy and reduced information technology spending among our customer base. Product license revenues generated from international customers decreased slightly to $26.4 million in 2001 from $27.1 million in 2000. We expect product license revenues to remain flat in 2002.

Product license revenues increased 553% to $121.5 million in 2000 from $18.6 million in 1999. The increase was primarily attributable to the rapid growth in our partner channel, as well as increased sales to larger enterprises and international customers. Product license revenues generated from international customers increased to $27.1 million in 2000 from $1.2 million in 1999. We also experienced an increase in the number of individual license arrangements under which the initial license fee was in excess of $1 million. Additionally, the 2000 increase was attributable to the market acceptance of ATG Dynamo 5, which was released in September 2000.

Product license revenues as a percentage of total revenues for the years ended December 31, 2001, 2000 and 1999 were 55%, 74% and 58%, respectively. We expect this percentage in 2002 to be consistent with 2001.

Services Revenues

Services revenues increased 49% to $62.2 million in 2001 from $41.8 million in 2000. Professional services revenues increased 27% to $24.0 million in 2001 from $18.9 million in 2000. The increase in professional services revenues was primarily attributable to growth in our services customer base and an increase in the resources of our professional services staff. Software maintenance and support revenues increased 97% to $32.9 million in 2001 from $16.7 million in 2000. The increase in software maintenance and support revenues was the result of product sales and support renewals resulting from an expanded installed customer base. Training revenues decreased 18% to $5.1 million in 2001 from $6.2 million in 2000. The decrease in training revenues was primarily attributable to the slowing of the economy and reduced information technology spending among our customer base. We expect services revenues to remain at the same level in 2002.

Services revenues increased 210% from $13.5 million in 1999 to $41.8 million in 2000. Professional services revenues increased 95% from $9.7 million in 1999 to $18.9 million in 2000. The increase in professional services revenues was primarily attributable to the continued growth of our customer base and an increase in resources in our professional services group including the acquisition of The Toronto Technology Group, Inc. Software maintenance and support revenues increased 496% from $2.8 million in 1999 to $16.7 million in 2000. The increase in software maintenance and support revenues was the result of continued increases in product revenues that generate software maintenance and support revenues and increases in software maintenance and support renewals. Training revenues increased 463% from $1.1 million in 1999 to $6.2 million in 2000. The increase in training revenues was primarily attributable to our extended training program offerings. Additionally, our acquisition of Petronio Technology Group in May 2000 provided us with additional Java, J2EE and XML courseware, as well as strengthened our training capabilities with the addition of seasoned trainers and curriculum developers.

Services revenues as a percentage of total revenues for the years ended December 31, 2001, 2000, and 1999 were 45%, 26% and 42%, respectively. We expect this percentage to remain constant at about 45% in 2002.

Cost of Product License Revenues

Cost of product license revenues increased 35% to $4.6 million in 2001 from $3.4 million in 2000. This increase primarily related to increased compensation and benefit costs associated with sustaining engineering activities. In February 2000, we settled a lawsuit filed by BroadVision in December 1998, which alleged that we were infringing on a patent for a method of conducting e-commerce. As part of the settlement, we agreed to pay BroadVision a total of $15.0 million in license fees, which are being accounted for as cost of product license revenues. For 2001, approximately half of our cost of product license revenues related to the BroadVision settlement. We will pay BroadVision an additional $500,000 per quarter through the fourth quarter of 2002.

Cost of product license revenues decreased to $3.4 million in 2000 from $8.2 million in 1999. For the year ended December 31, 2000, approximately $2.3 million related to the BroadVision settlement, which was included in cost of product license revenues. We paid BroadVision $750,000 per quarter in 2000. Cost of product license revenues also includes costs associated with supporting the current release of the ATG Dynamo suite of products.

For 2001, 2000 and 1999, cost of product license revenues as a percentage of total revenues were 3%, 2% and 25%, respectively. We anticipate the cost of product license revenues, as a percentage of total revenues, will remain flat in 2002.

Cost of Services Revenues

Cost of services revenues includes salary and other related costs for our professional services and technical support staff, as well as third-party contractor expenses. Cost of services revenues will vary significantly from year to year depending on the level of professional services staffing, the effective utilization rates of our professional services staff, the mix of services performed, including product license technical support services, the extent to which these services are performed by us or by third-party contractors, and the level of third-party contractors fees.

Cost of services revenues increased 32% to $45.9 million in 2001 from $34.7 million in 2000. Approximately 50% of the increase was related to compensation and benefit costs attributable to continued growth in our professional services group resources. Facility and other allocated fixed costs such as rent, depreciation, and telecommunication costs increased by approximately 60%. Travel, entertainment and recruiting costs decreased by approximately 10%.

Cost of services revenues increased 240% to $34.7 million in 2000 from $10.2 million in 1999. The increase was attributable to growth in our professional services group resources. Approximately 61% of the increase was related to compensation and benefit costs. Approximately 39% of the increase was due to travel, recruiting, hiring and training.

For 2001, 2000 and 1999, cost of services revenues as a percentage of total revenues were 33%, 21% and 32%, respectively. We anticipate the cost of services revenues, as a percentage of total revenues, will decline in 2002.

Research and Development Expenses

Research and development expenses consist primarily of salary and related costs to support product development. To date, all software development costs have been expensed as research and development in the period incurred.

Research and development expenses increased 58% to $30.1 million in 2001 from $19.0 million in 2000. The increase was primarily due to the research and development expenses associated with our ATG Dynamo 5.5 products and our ATG Portals server which we began shipping in the third quarter of 2001. Approximately 50% of the increase was attributable to compensation and benefits.

Approximately 10% of the increase was attributable to professional service costs. The remaining 40% increase related primarily to facility and other allocated fixed costs such as rent, depreciation, and telecommunication costs. In 2002, we expect our research and development costs to decline over 2001.

Research and development expenses increased 202% to $19.0 million in 2000 from $6.3 million in 1999. The increase was primarily due to the research and development expenses associated with our Dynamo 5 e-Business Platform, which we announced in July 2000 and began shipping in September 2000. Approximately 73% of the increase was related to compensation and benefit costs. Costs also increased for travel, recruiting, hiring and training.

For 2001, 2000 and 1999, research and development expenses as a percentage of total revenues were 22%, 12% and 20%, respectively. Based on cost reduction initiatives, we anticipate that research and development expenses as a percentage of total revenues will decline in 2002.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, commissions and other related costs for sales and marketing personnel, travel, public relations and marketing materials and events.

Sales and marketing expenses increased 27% to $93.2 million in 2001 from $73.3 million in 2000. Approximately half of the increase was due to increased compensation and benefit costs, and the remaining 50% of the increase was related to increased facilities and other allocated fixed costs such as rent, depreciation and telecommunication. Due to the recent cost reduction initiatives, we expect sales and marketing expenses to decline in 2002.

Sales and marketing expenses increased 361% to $73.3 million in 2000 from $15.9 million in 1999. The increase was associated primarily with international sales and marketing expansion, global hiring, advertising efforts, branding and increased commissions. Approximately 47% of the increase was related to compensation and benefit costs, and 28% of the increase was related to marketing and promotional expenses. Additionally, costs increased due to travel, recruiting, hiring and training.

For 2001, 2000 and 1999, sales and marketing expenses as a percentage of total revenues were 67%, 45% and 50%, respectively. We expect that sales and marketing expenses will decease as a percentage of total revenues to reflect projected revenue levels for 2002 and subsequent years. However sales and marketing expenses can fluctuate as a percentage of total revenues depending on economic conditions, level and timing of global expansion, program spending, the rate at which new sales personnel become productive and the level of revenue growth.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for operations and finance employees and legal and accounting fees.

General and administrative expenses increased 5% to $24.0 million in 2001 from $22.8 million in 2000. The increase was primarily related to compensation and benefit costs. Due to recent cost reduction activities we expect general and administrative expenses to decline in 2002.

General and administrative expenses increased 330% to $22.8 million in 2000 from $5.3 million in 1999. Approximately 48% of the increase was related to increases in personnel and related expenses, driven by expansion both domestically and internationally. Approximately 13% of the increase was related to an increase in consultant expenses. Additionally, a portion of the increase was due to recording additional allowances for doubtful accounts as a result of the increases in revenues and the potential for a slowdown in the economy.

For 2001, 2000 and 1999, general and administrative expenses as a percentage of total revenues were 17%, 14% and 17%, respectively. Due to cost reduction initiatives we anticipate that general and administrative expenses will decrease as a percentage of total revenues in 2002.

Stock-Based Compensation

Since the fourth quarter of 1998, we have recorded total deferred stock-based compensation of $4.9 million in connection with stock option grants. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value for accounting purposes of our common stock at the time of these grants. Additionally, in July 2000, we recorded deferred stock-based compensation of $2.0 million for unvested stock options acquired in connection with the acquisition of the Toronto Technology Group, Inc. The number of these stock options has been reduced, due to the recipients of these grants terminating their employment with us. We are amortizing these amounts over the vesting periods of the applicable options.

Stock-based compensation expense remained consistent at $1.3 million in 2000 and 2001. We expect stock-based compensation expense to decrease to approximately $550,000 in 2002 as a result of the restructuring that took place in 2001.

Stock-based compensation expense increased 18% to $1.3 million in 2000 from $1.1 million in 1999. This increase was due to the timing of our recording of stock-based compensation and the options acquired in connection with the acquisition of The Toronto Technology Group, Inc.

Restructuring Expenses

We undertook plans to restructure our operations during 2001, as a result of a global slowdown in information technology spending. Actions we have taken include: consolidation of excess facilities, a worldwide workforce reduction, the write-off of certain unrealizable assets and settling certain obligations that have no future benefit. In the second quarter, we recorded a restructuring charge of $44.2 million, and in the fourth quarter of 2001, we recorded a restructuring charge of $32.7 million. Total restructuring charges for the year were $76.9 million.

The significant components of the restructuring charge (in thousands):

	RESTRUCTURING CHARGES				
	Quarter Ended June 30, 2001	Quarter Ended December 31, 2001	Year Ended December 31, 2001	Payments or Write Offs	Accrued Restructuring as of December 31, 2001
Facilities-related costs	$38,100	$22,818	$60,918	$16,208	$44,710
Employee severance, benefits and related costs	4,757	3,181	7,938	6,748	1,190
Asset impairments	212	5,358	5,570	5,570	—
Exchangeable share settlement	—	1,263	1,263	1,263	—
Marketing costs	851	—	851	851	—
Legal and accounting costs	315	90	405	232	173
Total	$44,235	$32,710	$76,945	$30,872	$46,073

The facilities-related cost component consisted of idle lease space and termination payments for offices worldwide, which are no longer required as a result of a reduction in personnel. In determining the facilities-related costs, we estimated the vacancy period and sublease income. A component of the fourth quarter facility-related cost was a change in estimate of the second quarter facility-related restructuring charge. The net change in estimate was an additional charge of $1.5 million in the fourth quarter. Of the $1.5 million charge, a credit of $8.2 million was realized due to the buy out of a lease in the second quarter. We agreed to pay $9.3 million ratably over 4.5 years in relation to the buyout. This credit was offset by an increase of approximately $9.7 million due to updated assumptions, as a result of a market analysis, in decreased sublease rates and increased vacancy periods for two leases provided for in the second quarter expense. A component of the $60.9 million facility-related restructuring costs, relates to the write-off of the abandoned net book value of leasehold improvements and fixed assets of $7.7 million and $2.2 million, respectively. These fixed assets were directly related to the restructured excess office facilities.

The employee severance cost component of the restructuring charge was related to reductions in personnel. As part of the restructuring, the employment of 530 employees, or 46% of our workforce, was terminated. Approximately 47% of these employees were from sales and marketing, 22% from services, 19% from general and administrative and 11% from research and development.

The asset impairment-related costs included the write-off of the remaining unamortized goodwill totaling approximately $4.0 million was related to the two professional service acquisitions completed in 2000. In addition we determined that approximately $1.4 million of purchased software was deemed impaired due to our revised product development strategy.

We settled 11,762 exchangeable shares with a certain employee. Upon settlement, we recorded $1.3 million as a charge to restructuring.

At December 31, 2001, we had an accrued restructuring liability of $46.1 million, of which $32.7 million was long term. The majority of the remaining liability is comprised of facility-related costs.

Interest and Other Income, Net

Interest income decreased 45% to $5.0 million in 2001 from $9.0 million in 2000. The decrease was primarily due to a decrease in our average cash and marketable securities balances in 2001 as compared to 2000, coupled with lower earned interest rates.

Interest income increased 350% to $9.0 million in 2000 from $2.0 million in 1999. The increase was primarily the result of two public offerings completed in July 1999 and November 1999, from which we received net proceeds of approximately $153.3 million. These proceeds were invested primarily in cash, cash equivalents and marketable securities. Additionally, the positive cash flow from operations also contributed to the increase in interest income.

Interest expense decreased to zero in 2000 from $121,000 in 1999. The decrease was related to the repayment of outstanding indebtedness in 1999 with the proceeds from our initial public offering.

Provision for Income Taxes

We incurred net operating losses for four quarters in 2001. Due to the uncertainty surrounding the utilization of our net deferred tax assets, net operating losses and research credits carryforwards, we have recorded a 100% valuation allowance. The provision recorded for the year ended December 31, 2001 represents this valuation allowance and foreign taxes attributable to our foreign sales affiliates.

Liquidity and Capital Resources

Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, commercial credit facilities and capital leases. In 2001, we also funded our cash requirements in part from operations. At February 28, 2002, we had $48.4 million in cash and cash equivalents and $27.7 million in marketable securities.

Cash used by operating activities was $54.6 million in 2001. This consisted of operating losses of $156.0 million, offset by a reduction in accounts receivable of $21.9 million, accrued restructuring of $46.1 million, deferred income taxes of $23.9 million, depreciation and amortization of $9.4 million, and by other operating sources of funds of $197,000. Cash provided by operating activities was $18.3 million in 2000. This consisted of operating income of $14.5 million and changes in working capital including cash provided by increases in accrued expenses of $24.7 million and deferred revenue of $14.4 million offset by cash used to fund an increase in accounts receivable of $39.9 million.

Our investing activities for 2001 consisted primarily of capital expenditures of $12.6 million, offset by net sales of marketable securities of $76.9 million and a reduction in other assets of $2.8 million. Our investing activities for 2000 consisted primarily of capital expenditures of $21.7 million, net purchases of marketable securities of $66.4 million and $5.8 million used to acquire the Toronto Technology Group, Inc. and Petronio Technology Group. To support growth in headcount and global expansion, assets acquired in both 2000 and 2001 consisted principally of leasehold improvements, computer hardware and software. We expect that capital expenditures will total approximately $2.0 million over the next twelve months.

Through December 2001, we had a revolving line of credit with a bank, under which we could borrow up to $12.5 million or 80% of eligible accounts receivable. Borrowings bore interest at the bank's prime rate, 4.75% at December 31, 2001. The revolving line of credit was collateralized by substantially all our assets. Effective July 23, 2001, we modified the terms of the line of credit with the bank to eliminate all financial covenants. As part of the modification, we agreed to provide 100% cash collateral for all our outstanding letters of credit, which totaled $16.8 million as of December 31, 2001. This collateral is related to our operating lease obligations. The revolving line of credit expired in December 2001. We are currently in negotiations for a new $15.0 million covenant-based revolving line of credit.

In September 2000, we entered into a non-recourse receivables purchase agreement with a bank, under which we could sell up to $10.0 million of our accounts receivable to the bank. Under the terms of the receivables purchase agreement; we sold certain accounts receivable, subject to acceptance by the bank, on a non-recourse basis. Upon purchase, the bank assumed the risk of collection for the acquired accounts receivable except in the event we violated the terms of the receivables purchase agreement or the customer asserted a discount, allowance, warranty claim or right of return. The accounts receivable were sold at a discount to reflect a minimum of 45 days and a maximum of 135 days at the bank's prime rate plus 1%. During the year ended December 31, 2000, we sold $9.6 million of accounts receivable to the bank under this agreement. As of February 28, 2001, all of these receivables had been collected. For the year ended December 31, 2000, we incurred approximately $166,000 in expenses related to this transaction. This agreement expired in September 2001 and was not renewed.

Net cash provided by financing activities was $0.7 million in 2001, principally representing proceeds from stock option exercises and the employee stock purchase plan, offset in part by payments on long-term obligations to BroadVision. Net cash provided by financing activities was $3.6 million in 2000, principally representing proceeds from stock option exercises and the employee stock purchase plan, offset in part by payments on long-term obligations to BroadVision.

We lease our facilities under operating leases that expire between 2003 and 2011. The aggregate minimum annual rental payment under these leases is $104.8 million, which includes approximately $16.7 million payable in 2002. Of the $104.8 million, $65.1 million is included in restructuring and is offset by approximately $20.4 million in expected sublease income. For additional information relating to our commercial and contractual commitments, see notes 7 and 11 to our consolidated financial statements included in this report.

Contractual Obligations

At December 31, 2001, our contractual cash obligations were as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Lease Commitments	$104,804	$16,749	$31,655	$29,629	$26,771
BroadVision Settlement	$ 2,000	$ 2,000	$ —	$ —	$ —

We believe that our existing financial resources, together with cash generated by our operations, will be able to meet our cash requirements for at least the next twelve months. However, our actual cash requirements will depend on many factors, including particularly overall economic conditions both domestically and abroad. We may seek additional external funds through public or private securities offerings, strategic alliances or other financing sources. There can be no assurance that if we seek external funding, it will be available on favorable terms, if at all.

Recent Accounting Pronouncements

SFAS No. 141, *Business Combinations* requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 did not have a material impact on our consolidated financial statements.

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Also under SFAS No. 142, intangible assets acquired in conjunction with a business combination should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets will continue to be amortized over their respective useful lives under SFAS No. 142. We must adopt SFAS No. 142 on January 1, 2002. We do not anticipate that the adoption of SFAS No. 142 will have a material impact on our financial statements.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144

supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of*, but retains SFAS No. 121's fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No.144 also supersedes the accounting/reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing disposing operations and extends that reporting period to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We do not anticipate that the adoption of SFAS No. 144 will have a material impact on our financial statements.

In November 2001, the Emerging Issues Task Force issued Topic No. D-103 relating to the accounting for reimbursements received for out-of-pocket expenses. In accordance with Topic No. D-103, reimbursements received for out of pocket expenses incurred should be characterized as revenue in the statement of operations. We historically have accounted for reimbursements received and reimbursement of these expenses to employees as off-setting expenses to costs of revenues. We will adopt Topic No. D-103 in the financial reporting periods beginning after December 31, 2001 and comparative financial statements for the periods will be reclassified to comply with the guidance in Topic No. D-103.

Item 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The majority of our operations are based in the U.S. and, accordingly, the majority of our transactions are denominated in U.S. dollars. However, we have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of currencies. The impact of fluctuations in the relative value of other currencies was not material for each of the three years ended December 31, 2001. We do not use derivative financial instruments for investment purposes and only invest in financial investments that meet high credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Public Accountants

To the Stockholders and Board of Directors of
Art Technology Group, Inc.:

We have audited the accompanying consolidated balance sheets of Art Technology Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Art Technology Group, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 22, 2002

ART TECHNOLOGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per-share information)

	December 31, 2000	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 53,255	$ 66,250
Marketable securities	73,218	14,057
Accounts receivable, net of reserves of approximately $2,655 and $3,539 at December 31, 2000 and 2001, respectively	52,440	30,532
Unbilled services	1,273	274
Prepaid expenses and other current assets	4,222	5,541
Deferred tax assets	3,556	—
Total current assets	187,964	116,654
Property and Equipment, Net	23,492	16,171
Long-Term Marketable Securities	17,734	—
Other Assets	13,246	4,663
Deferred Tax Assets, net of current portion	17,079	—
	$259,515	$137,488
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term obligations	$ 2,000	$ 2,000
Accounts payable	11,375	4,160
Accrued expenses	29,402	24,718
Deferred revenue	22,765	17,628
Accrued restructuring, short-term	—	13,398
Total current liabilities	65,542	61,904
Long-Term Obligations, Less Current Maturities	2,000	—
Accrued Restructuring, less current portion	—	32,675
Commitments and Contingencies (Note 3 and 7)		
Stockholders' Equity:		
Preferred stock, $0.01 par value Authorized—10,000,000 shares Issued and outstanding—no shares	—	—
Common stock, $0.01 par value Authorized—500,000,000 shares Issued and outstanding—67,894,357 shares and 68,982,030 shares at December 31, 2000 and 2001, respectively	679	689
Additional paid-in capital	209,338	214,597
Deferred compensation	(3,670)	(1,558)
Accumulated deficit	(14,374)	(170,379)
Accumulated other comprehensive loss	—	(440)
Total stockholders' equity	191,973	42,909
	$259,515	$137,488

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per-share information)

	Year Ended December 31,		
	1999	2000	2001
Revenues:			
Product license	$ 18,590	$ 121,525	$ 76,631
Services	13,487	41,817	62,238
Total revenues	32,077	163,342	138,869
Cost of Revenues:			
Product license	8,160	3,426	4,616
Services	10,232	34,739	45,892
Total cost of revenues	18,392	38,165	50,508
Gross profit	13,685	125,177	88,361
Operating Expenses:			
Research and development	6,343	18,966	30,119
Sales and marketing	15,921	73,261	93,186
General and administrative	5,323	22,791	23,952
Stock-based compensation	1,127	1,273	1,280
Restructuring	—	—	76,945
Total operating expenses	28,714	116,291	225,482
Income (loss) from operations	(15,029)	8,886	(137,121)
Interest and other Income, net	1,897	8,979	4,967
Income (loss) before provision for income taxes	(13,132)	17,865	(132,154)
Provision for Income Taxes	—	3,378	23,851
Net income (loss)	(13,132)	14,487	(156,005)
Accretion of Dividends, Discount and Offering Costs on Preferred Stock	(4,395)	—	—
Net income (loss) available for common stockholders	$(17,527)	$ 14,487	$(156,005)
Net Income (Loss) Per Share:			
Basic	$ (0.45)	$ 0.22	$ (2.27)
Diluted	$ (0.45)	$ 0.20	$ (2.27)
Weighted Average Common Shares Outstanding:			
Basic	38,777	66,932	68,603
Diluted	38,777	73,138	68,603

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per-share information)

	Series A&C Convertible Preferred Stock		Common Stock							
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
Balance, December 31, 1998	2,756,789	$ 2,861	18,256,110	$183	$ 5,948	$(1,692)	$(11,334)	$ —	$ (4,034)	
Accretion of Series B and Series D redeemable convertible preferred stock redemption value	—	—	—	—	—	—	(2,576)	—	(2,576)	
Exercise of stock options	—	—	1,956,820	20	815	—	—	—	835	
Exercise of warrant	—	—	314,476	3	(3)	—	—	—		
Deferred compensation related to stock option grants	—	—	—	—	3,063	(3,063)	—	—	—	
Amortization of deferred compensation	—	—	—	—	—	1,127	—	—	1,127	
Conversion of preferred stock into common stock	(2,756,789)	(2,861)	31,419,278	314	13,436	—	—	—	10,889	
Common stock issued to the holders of Series C convertible preferred stock and Series D redeemable convertible preferred stock in lieu of special payments (Note 5)	—	—	242,500	2	1,817	—	(1,819)	—	—	
Initial and follow-on public offerings of common stock	—	—	13,361,840	134	153,142	—	—	—	153,276	
Comprehensive Loss:										
Net loss	—	—	—	—	—	—	(13,132)	—	(13,132)	$(13,132)
Comprehensive loss for year ended December 31, 1999	—	—	—	—	—	—	—	—	—	$(13,132)
Balance, December 31, 1999	—	—	65,551,024	656	178,218	(3,628)	(28,861)	—	146,385	
Exercise of stock options including $23,057 related to the income tax benefit of disqualifying dispositions	—	—	2,164,234	21	27,705	—	—	—	27,726	
Issuance of common stock in connection with Employee stock purchase plan	—	—	179,099	2	1,881	—	—	—	1,883	
Shares and options issued in connection with the acquisition of Toronto Technology Group, Inc. (Note 6)	—	—	—	—	2,238	(2,019)	—	—	219	
Amortization of deferred compensation	—	—	—	—	—	1,273	—	—	1,273	
Reversal of deferred compensation	—	—	—	—	(704)	704	—	—	—	
Comprehensive Income:										
Net income	—	—	—	—	—	—	14,487	—	14,487	$ 14,487
Comprehensive income for year ended December 31, 2000	—	—	—	—	—	—	—	—	—	$ 14,487
Balance, December 31, 2000	—	—	67,894,357	679	209,338	(3,670)	(14,374)	—	191,973	

ART TECHNOLOGY GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (Continued)

(In thousands, except share and per-share information)

	Series A&C Convertible Preferred Stock		Common Stock							
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
Exercise of stock options	—	—	937,220	9	1,162	—	—	—	1,171	
Issuance of common stock in connection with Employee stock purchase plan	—	—	131,708	1	1,534	—	—	—	1,535	
Shares and options issued in connection with the acquisition of Toronto Technology Group, Inc	—	—	18,745	—	2,132	—	—	—	2,132	
Settlement of exchangeable shares	—	—	—	—	1,263	—	—	—	1,263	
Amortization of deferred compensation	—	—	—	—	—	1,280	—	—	1,280	
Reversal of deferred compensation	—	—	—	—	(832)	832	—	—	—	
Comprehensive Loss:										
Net loss	—	—	—	—	—	—	(156,005)	—	(156,005)	$(156,005)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(440)	(440)	(440)
Comprehensive loss for year ended December 31, 2001	—	—	—	—	—	—	—	—	—	$(156,445)
Balance, December 31, 2001	—	$—	68,982,030	$689	$214,597	$(1,558)	$(170,379)	$(440)	$ 42,909	

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	1999	2000	2001
Cash Flows from Operating Activities:			
Net income (loss)	$(13,132)	$ 14,487	$(156,005)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities—			
Stock-based compensation	1,127	1,273	1,280
Noncash interest expense related to issuance of warrants	40	—	—
Depreciation and amortization	836	3,629	9,414
Noncash restructuring charge			16,733
Tax benefit from the exercise of stock options	—	23,057	—
Loss on disposal of fixed assets, net	120	27	801
Changes in operating assets and liabilities—			
Accounts receivable, net	(10,221)	(39,901)	21,907
Unbilled services	(491)	(491)	998
Prepaid expenses and other current assets	(1,795)	(2,314)	(1,318)
Deferred tax assets	—	(20,635)	23,851
Accounts payable	10,564	90	(7,417)
Accrued expenses	3,508	24,674	(2,358)
Deferred revenue	7,459	14,428	(5,136)
Accrued restructuring	—	—	42,689
Net cash provided by (used in) operating activities	(1,985)	18,324	(54,561)
Cash Flows from Investing Activities:			
(Purchases) Sale of marketable securities, net	(24,531)	(66,421)	76,895
Purchases of property and equipment	(5,579)	(21,683)	(12,616)
Acquisition of Petronio Technology Group, Inc	—	(600)	—
Acquisition of The Toronto Technology Group, Inc	—	(5,191)	—
(Increase) decrease in other assets	(690)	563	2,789
Net cash provided by (used in) investing activities	(30,800)	(93,332)	67,068
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	835	4,669	1,171
Proceeds from employee stock purchase plan	—	1,883	1,535
Payments on long-term obligations	—	(3,000)	(2,000)
Net proceeds from initial and follow-on public offerings of common stock	153,276	—	—
Payments on term loan to a bank	(319)	—	—
Payments on capital lease obligations	(189)	—	—
Payments on equipment line of credit	(200)	—	—
Net cash provided by financing activities	153,403	3,552	706
Net Increase (Decrease) in Cash and Cash Equivalents	120,618	(71,456)	13,213
Effects of Foreign Exchange Rate Changes On Cash and Cash Equivalents	—	—	(218)
Cash and Cash Equivalents, Beginning of Period	4,093	124,711	53,255
Cash and Cash Equivalents, End of Period	$124,711	$ 53,255	$ 66,250
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	$ 87	$ —	$ 135
Cash paid during the period for income taxes	$ —	$ 175	$ 330
Supplemental Disclosure of Noncash Investing and Financing Activities:			
Accretion of dividends, discounts and special payments on Series B, Series C, and Series D convertible preferred stock	$ 4,395	$ —	$ —
Conversion of preferred stock into common stock	$ 13,750	$ —	$ —
Value ascribed to options issued in connection with the acquisition of The Toronto Technology Group Inc	$ —	$ 2,238	$ —
Reversal of deferred compensation	$ —	$ 704	$ 832
Income tax effect of disqualifying dispositions	$ —	$ 23,057	$ —
In connection with the acquisition of The Toronto Technology Group Inc., the following transaction occurred:			
Fair value of tangible assets acquired	$ —	$ 699	$ —
Intangible assets acquired	—	5,124	—
Liabilities assumed	—	(632)	—
Cash paid for acquisition including acquisition costs	$ —	$ 5,191	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(1) ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Art Technology Group, Inc. (ATG or the Company) is a Delaware company which was incorporated on December 31, 1991. ATG offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as described below and elsewhere in the accompanying notes to the consolidated financial statements.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ATG and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Public Offerings of Common Stock

On July 26, 1999, ATG closed its initial public offering of 10,000,000 shares of common stock at a public offering price of $6 per share. The net proceeds to ATG from the offering were approximately $54,302,000. On July 30, 1999, in connection with the exercise of the underwriters' over-allotment option, ATG issued an additional 336,000 shares of common stock at the initial public offering price of $6 per share. Net proceeds to ATG from the exercise of the over-allotment option were approximately $1,875,000. In connection with ATG's initial public offering in July 1999, all shares of preferred stock were converted into 31,419,278 shares of common stock.

On November 10, 1999, ATG closed its follow-on public offering of 9,000,000 shares of common stock, of which 2,850,000 shares were sold by the Company at a public offering price of $33.75. The net proceeds to ATG from the offering were approximately $91,428,000. On November 22, 1999, in connection with the exercise of the underwriters' over-allotment option, ATG issued an additional 175,840 shares of common stock at the public offering price of $33.75 per share. Net proceeds to ATG from the exercise of the over-allotment option were approximately $5,671,000.

(d) Revenue Recognition

ATG recognizes product license revenue from licensing the rights to use its software to end-users. ATG also generates service revenues from integrating its software with its customers' operating environments, the sale of maintenance services and the sale of certain other consulting and development services. ATG generally has separate agreements with its customers, which govern the terms and conditions of its software license, consulting and support and maintenance services. These separate agreements, along with ATG's price list and business practices, provide the basis for establishing vendor-specific objective evidence of fair value. This allows ATG to appropriately allocate fair value among the multiple elements in an arrangement.

(1) ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ATG recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, *Software Revenue Recognition* and SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions*. Revenues from software product license agreements are recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. If conditions for acceptance are required subsequent to delivery, revenues are recognized upon customer acceptance if such acceptance is not deemed to be perfunctory. In multiple element arrangements, ATG uses the residual value method in accordance with SOP 97-2 and SOP 98-9. Revenues from software maintenance agreements are recognized ratably over the term of the maintenance period, which is typically one year. ATG enters into reseller arrangements that typically provide for sublicense fees payable to ATG based upon a percentage of ATG's list price. Revenues are recognized under reseller agreements as earned, which is generally ratably over the life of the reseller agreement, for guaranteed minimum royalties or based upon actual sales by the resellers. ATG does not grant its resellers the right of return or price protection. Revenues from professional service arrangements are recognized on either a time-and-materials or percentage-of-completion basis as the services are performed, provided that amounts due from customers are fixed or determinable and deemed collectible by management. Unbilled services represent service revenues that have been earned by ATG in advance of billings. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue primarily consists of advance payments related to support and maintenance and service agreements.

(e) Net Income (Loss) Per Share

Net income (loss) per share is computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings Per Share*. Basic net income (loss) per share is computed by dividing net income (loss) available for common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) available for common stockholders by the weighted average number of shares of common stock outstanding, including potential common shares including those from exercise of stock options and warrants using the treasury stock method, if dilutive. The following table sets forth basic and diluted net income (loss) per share computational data for the years ended December 31, 1999, 2000 and 2001 (in thousands, except per-share amounts):

	1999	2000	2001
Net income (loss) available for common stockholders	$(17,527)	$14,487	$(156,005)
Weighted average common shares outstanding used in computing basic net income (loss) per share	38,777	66,932	68,603
Weighted average common equivalent shares outstanding:			
Employee common stock options (1)(2)	—	6,206	—
Total weighted average common and common equivalent shares outstanding used in computing diluted net income (loss) per share	38,777	73,138	68,603
Basic net income (loss) per share	$ (0.45)	$ 0.22	$ (2.27)
Diluted net income (loss) per share	$ (0.45)	$ 0.20	$ (2.27)

(1) Options and warrants to purchase a total of 8,348,000 and 13,038,000 common shares have been excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 1999 and 2001, respectively, as the effect of their inclusion would have been antidilutive.

(2) Options to purchase a total of 3,902,173 weighted shares of common stock outstanding for the year ended December 31, 2000 were excluded from the calculation of diluted net income per share because the exercise prices of those options exceeded the average market price of common stock during the periods, as the effect of their inclusion would have been antidilutive.

(1) ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Cash, Cash Equivalents and Marketable Securities

ATG accounts for investments in marketable securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Under SFAS No. 115, investments for which ATG has the positive intent and the ability to hold to maturity, consisting of cash equivalents and marketable securities, are reported at amortized cost, which approximates fair market value. Cash equivalents are highly liquid investments with original maturities of less than 90 days. Marketable securities are investment grade debt securities with original maturities of greater than 90 days. At December 31, 2000 and 2001, all of ATG's marketable securities were held in commercial paper and corporate bonds and were classified as held-to-maturity. The average maturity of ATG's marketable securities is approximately 11.4 months and 4.3 months at December 31, 2000 and 2001, respectively. At December 31, 2000 and 2001, the difference between the amortized cost and market value of ATG's marketable securities was approximately $181,000 and $163,000, respectively. At December 31, 2000 and 2001, ATG's cash, cash equivalents and marketable securities consisted of the following:

	December 31,	
	2000	2001
	(in thousands)	
Cash and cash equivalents —		
Cash	$ 4,880	$27,275
Money market accounts	35,314	38,975
Corporate securities	13,061	—
Total cash and cash equivalents	$53,255	$66,250
Marketable securities —		
Corporate debt securities	$90,952	$14,057
Total marketable securities	$90,952	$14,057

(g) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. ATG provides for depreciation and amortization using the straight-line method and it charges to operations the amounts estimated to allocate the cost of the assets over their estimated useful lives.

Property and equipment at December 31, 2000 and 2001, consisted of the following:

Asset Classification	Estimated Useful Life	December 31, 2000	December 31, 2001
		(in thousands)	
Computer equipment	3 years	$ 9,786	$13,210
Leasehold improvements	Lesser of useful life or life of lease	11,990	6,021
Furniture and fixtures	7 years	4,496	4,658
Computer software	3 years	2,011	4,693
		28,283	28,582
Less — Accumulated depreciation and amortization		4,791	12,411
		$23,492	$16,171

(1) **ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Depreciation expense included in the accompanying statements of operations was approximately $836,000, $3,768,000 and $8,775,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

(h) Research and Development Expenses for Software Products

ATG has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* ATG sells products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, ATG has concluded that technological feasibility is not established until the development stage of the product is nearly complete. ATG defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that could be capitalized are not material to ATG's financial position or results of operations. Therefore, ATG has charged all such costs to research and development in the period incurred.

(i) Income Taxes

ATG accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement requires ATG to recognize a current tax asset or liability for current taxes payable or refundable and to record a deferred tax asset or liability for the estimated future tax effects of temporary differences and carryforwards to the extent that they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized (see Note 4).

(j) Stock-Based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. ATG accounts for stock-based compensation for employees under the Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and follows the disclosure-only alternative under SFAS No. 123 (see Note 5(c)).

(k) Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, requires a full set of general purpose financial statements to include the reporting of comprehensive income (loss). The Company's comprehensive income (loss) in 1999 and 2000 does not differ from its net income (loss) and is comprised of two components in 2001, net loss and foreign currency translation loss. The Company has disclosed such amounts in the Consolidated Statement of Stockholders' Equity (Deficit) and Comprehensive Income (Loss).

(l) Fair Value of Financial Instruments

Financial instruments mainly consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term obligations. The carrying amounts of these instruments approximate their fair values.

(m) Concentrations of Credit Risk

SFAS No. 105, *Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, requires disclosure of any significant off-balance-sheet risk and credit risk concentrations. ATG has no significant off-balance-sheet risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements. To reduce its concentration of credit risk with respect to accounts receivable, the Company routinely assesses the financial strength of its customers. ATG maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. ATG places its cash, cash equivalents and marketable securities in several accredited financial institutions. ATG has not experienced any material losses to date.

For the years ended December 31, 1999, 2000 and 2001, no customer accounted for more than 10% of the Company's total revenues.

As of December 31, 2000, no customer accounted for greater than 10% of accounts receivable. As of December 31, 2001, one customer accounted for 23% of accounts receivable.

(n) Long-Lived Assets

The Company assesses the realizability of its long-lived assets in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* Under SFAS No. 121, the Company is required to assess the valuation of its long-lived assets, including intangible assets, based on the estimated cash flows to be generated by such assets.

During the year ended December 31, 2001, the Company wrote off fixed assets of $9.9 million, unamortized goodwill of $4.0 million and $1.4 million of impaired purchased software (see Note 11).

(o) Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are translated in accordance with SFAS No. 52, *Foreign Currency Translation*. In 1999 and 2000, the functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, all assets and liabilities of the foreign subsidiaries are translated using the exchange rate at the balance sheet date, except for property and equipment, other assets and stockholders' equity, which are translated at historical rates. Revenues and expenses are translated at historical rates. In 2001, the Company determined the functional currency of its foreign subsidiaries was the local currency. As a result, the Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive loss included in stockholders' equity in the accompanying consolidated balance sheets. During the years ended December 31, 1999, 2000, and 2001, the Company recorded $0, $0, and $58, respectively, in transactional gains (losses) which are included in Interest and Other Income, Net in the accompanying statements of operations.

(p) Recent Accounting Pronouncements

SFAS No. 141, *Business Combinations*, requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of SFAS No. 141 did not have an impact on the Company's consolidated financial statements.

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other intangible assets with indefinite lives will no longer be subject to amortization over their estimated useful lives. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Also under SFAS No. 142, intangible assets acquired in conjunction with a business combination should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets with determinable lives will continue to be amortized over their respective useful lives under SFAS No. 142. The Company must adopt SFAS No. 142 on January 1, 2002. The Company does not anticipate the adoption of SFAS No. 142 will have a material impact on its consolidated financial statements.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121's fundamental provisions for (a) recognition/ measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No.144 also supersedes the accounting/reporting provisions of APB *Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for segments of a business to be disposed of but retains the requirement to report discontinued operations separately from continuing disposing operations and extends that reporting period to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not anticipate that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

In November 2001, the Emerging Issues Task Force (EITF) issued Topic No. D-103 relating to the accounting for reimbursements received for out-of-pocket expenses. In accordance with Topic No. D-103, reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statement of operations. The Company has historically accounted for such reimbursements as a reduction of cost of revenues. The Company will adopt Topic No. D-103 in financial reporting periods beginning after December 31, 2001 and comparative consolidated financial statements for prior periods will be reclassified to comply with the guidance in Topic No. D-103.

(2) DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information,* establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company's chief operating decision-makers, as defined under SFAS No. 131, is its executive management team. To date, the Company has viewed its operations and manages its business as principally one segment with two product offerings: software licenses and services. The Company evaluates these product offerings based on their respective gross margins. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

Revenues from sources outside of the United States were approximately $2,245,000, $37,569,000 and $47,584,000 in 1999, 2000 and 2001, respectively. ATG's revenues from international sources were primarily generated from customers located in Europe and Asia/Pacific. All of the ATG's product sales for the years ended December 31, 1999, 2000 and 2001, were delivered from its headquarters located in the United States.

The following table represents the percentage of total revenues by geographic region from customers for 1999, 2000 and 2000:

	Years Ended December 31,		
	1999	2000	2001
United States	93%	77%	66%
Europe, Middle East and Africa (excluding UK)	2	13	18
United Kingdom (UK)	4	6	10
Asia Pacific	1	2	2
Other	—	2	4
	100%	100%	100%

(3) LONG-TERM OBLIGATIONS

(a) Credit Facility

Throughout 2001, ATG had a working capital line-of-credit agreement with a bank, which provided for borrowings of up to the lesser of $12,500,000, or 80%, of eligible accounts receivable (as defined). The line of credit bore interest at the bank's prime rate (4.75% at December 31, 2001) and expired in December 2001. As of December 31, 2001, ATG had commitments totaling approximately $16,757,000 in the form of outstanding standby letters of credit (LC's) in favor of ATG's various landlords to secure obligations under ATG's facility leases. All LC's were fully cash secured as of December 31, 2001.

(b) Non-Recourse Receivables Purchase Agreement with a Bank

In September 2000, ATG entered into a Non-Recourse Receivables Purchase Agreement with a bank (the Receivables Agreement), whereby ATG could sell up to $10.0 million of its accounts receivable to the bank. Under the terms of the Receivables Agreement, ATG could sell certain accounts receivable, subject to acceptance by the bank, on a non-recourse basis. Upon purchase, the bank assumes the risk of collection for the acquired accounts receivable except in the event that ATG violates the terms of the receivables purchase agreement or the customer asserts a discount, allowance, warranty claim or right of return. The accounts receivable are sold at a discount to reflect a minimum of 45 days and a maximum of 135 days at the bank's prime rate plus 1%. This agreement expired in September 2001. In September 2000, ATG sold $9.6 million of accounts receivable to the bank under the Receivables Agreement. ATG has determined that, in accordance with SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the transaction is accounted for as a sale of accounts receivable and accordingly has reduced accounts receivable by the amount of the accounts receivable which have been sold in the accompanying consolidated balance sheets. As of February 2001, all of the sold receivables were collected in full and remitted to the bank.

(c) Term Note Payable to a Bank

ATG entered into a term note payable with a bank under which ATG could have borrowed up to $500,000 based upon certain conditions, as defined. Borrowings bore interest at the bank's prime rate plus 1%. During July 1999, all amounts were repaid. In connection with the term note payable, ATG issued warrants to purchase 56,296 shares of Series C convertible preferred stock to the bank. One warrant provided for the purchase of 46,296 shares at an exercise price of $1.62 per share and the other warrant provided for the purchase of 10,000 shares at an exercise price of $0.01 per share. These warrants vested immediately. ATG valued the warrants at $58,000, using the Black-Scholes option pricing model and the following assumptions: fair market value of the stock of $1.62; risk-free interest rate of 4.74%; an expected volatility factor of 70%; an expected life of four years; and an expected dividend yield of zero. The warrants were recorded as a debt discount. For the year ended December 31, 1999, ATG amortized $40,000. In July 1999, in connection with ATG's accelerated debt repayment, ATG amortized the remainder of the debt discount. In connection with ATG's initial public offering, the warrants were converted into warrants to purchase 342,970 shares of common stock. In July 1999, the warrants to purchase 342,970 shares of common stock were exercised through a cashless exercise resulting in the net issuance of 314,476 shares of common stock.

(d) BroadVision Settlement

In connection with a settlement of the patent infringement claim by BroadVision Inc. (Broadvision), ATG acquired a perpetual, paid-up license for BroadVision's patented technology. ATG paid $11,000,000 and $2,000,000 during the years ended December 31, 2000 and 2001. The remaining $2,000,000 will be paid in fiscal year 2002 in quarterly installments of $500,000. At December 31, 2000, these payments are included in the accompanying consolidated balance sheet as follows: $2,000,000 in current maturities of long-term obligations and $2,000,000 in long-term obligations. At December 31, 2001, these payments are included in the accompanying consolidated balance sheet as follows: $2,000,000 in current maturities of long-term obligations, with no long-term obligations. ATG expensed $8,000,000, $2,333,000 and $2,333,000 of the settlement as cost of service revenues in the years ended December 31, 1999, 2000 and 2001, respectively. The remainder will be amortized in fiscal year 2002.

(4) INCOME TAXES

Income (loss) before provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	1999	2000	2001
Domestic	$(13,132)	$16,651	$(128,885)
Foreign	—	1,214	(3,269)
Total	$(13,132)	$17,865	$(132,154)

The provision for income taxes shown in the accompanying consolidated statements of operations is composed of the following (in thousands):

	Years Ended December 31,		
	1999	2000	2001
Federal			
Current	$—	$8,780	$ —
Deferred	—	(7,385)	19,140
State			
Current	—	1,789	53
Deferred	—	(1,533)	3,200
Foreign			
Current	—	1,727	2,457
Deferred	—	—	(999)
	$—	$3,378	$23,851

(4) INCOME TAXES (Continued)

The provision for income taxes differs from the federal statutory rate due to the following:

	Years Ended December 31,		
	1999	2000	2001
Federal tax at statutory rate	35.0%	35.0%	(35.0)%
State taxes, net of federal benefit	6.0	6.5	(3.1)
Meals and entertainment	—	6.1	1.0
Deferred compensation	—	4.9	—
Non-deductible restructuring costs	—	—	2.0
Other	—	1.8	—
Provision before valuation allowance	41.0	54.3	(35.1)
Valuation allowance	(41.0)	(35.4)	53.1
	—%	18.9%	18.0 %

The components of the net deferred tax asset recognized in the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,	
	2000	2001
Deferred tax assets	$22,596	$ —
Deferred tax liabilities	(1,256)	—
	$21,340	$ —

The approximate tax effect of each type of temporary difference and carryforward is as follows (in thousands):

	December 31,	
	2000	2001
Cumulative temporary differences	$ 4,350	$ 21,811
US Income tax credits	642	1,037
Net operating losses	17,347	47,357
Acquisition related	(999)	—
Valuation-allowance	—	(70,205)
	$21,340	$ —

As of December 31, 2001, ATG had net operating loss carryforwards of approximately $124.1 million for federal income tax purposes and approximately $120.2 million for state income tax purposes. Approximately $35.0 million of the federal and state income tax net operating loss carryforwards relate to the exercise of incentive and nonqualified stock options which are treated as compensation deductions for federal and state income tax purposes. ATG also has available federal tax credit carryforwards of approximately $1.0 million. If not utilized, these carryforwards will expire at various dates beginning 2011 through 2021. If substantial changes in ATG's ownership should occur, as defined by Section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards that can be realized in future periods. ATG has completed several refinancings since its inception and has incurred ownership changes, as defined under the Code, which could have an impact on the Company's ability to utilize these tax credit and operating loss carryforwards.

As of December 31, 2001, the Company has recorded a full valuation-allowance against its deferred tax assets due to the uncertainty surrounding the realizability of these assets. In order to record the full valuation against the previously recognized tax assets, the Company recorded a realized charge of $23.9 million in 2001.

(5) STOCKHOLDERS' EQUITY

(a) Preferred Stock

As of December 31, 1998, ATG's Board of Directors had authorized 10,000,000 shares of preferred stock and had designated 1,300,000, 851,064, 2,000,000 and 2,343,750 shares as Series A convertible preferred stock (Series A Preferred Stock), Series B redeemable convertible preferred stock (Series B Preferred Stock), Series C convertible preferred stock (Series C Preferred Stock) and Series D redeemable convertible preferred stock (Series D Preferred Stock), respectively. On July 26, 1999, in conjunction with ATG's initial public offering, all outstanding shares of preferred stock were converted into shares of common stock. Additionally, all previously authorized shares were cancelled.

In conjunction with the issuance of the Series B Preferred Stock in December 1996, ATG issued to a holder of Series B Preferred Stock a performance-based warrant to purchase up to 425,532 shares of Series B Preferred Stock at $7.05 per share. The performance criteria was based upon sales generated by ATG from the affiliates of the Series B Stockholder. ATG generated negligible revenues from the affiliates of the Series B Stockholder; therefore, the warrant was not measured or recorded. As a condition for obtaining the Series B Stockholder's approval of the terms of the Series D Preferred Stock financing in 1999, the warrant was canceled and ATG granted to the Series B Preferred Stockholder a new warrant to purchase 425,532 shares of ATG's Series B Preferred Stock at a purchase price of $1.385 per share, which was immediately exercisable and fully vested. The warrant was to expire on the earlier of: (1) the closing of a public offering of ATG's common stock, as defined, at a price of at least $10 per share resulting in gross proceeds to ATG of at least $10,000,000, (2) the closing of a liquidation, merger, sale of all or substantially all assets of ATG or other similar event, as defined, or (3) August 18, 2003. ATG has valued this warrant at $1,053,000, using the Black-Scholes option pricing model and the following assumptions: a fair market value of $3.20 per share, a risk-free interest rate of 5.0%, an expected volatility of 70%, an expected life of five years, and an expected dividend yield of zero. ATG has recorded the value of the warrant in the accompanying statement of stockholders' equity (deficit) and as a component of dividends on preferred stock in computing net loss per share available to common stockholders for the year ended December 31, 1999.

In addition, in connection with the issuance of the Series D Preferred Stock, ATG issued to the holders of Series D Preferred Stock, warrants to purchase up to 4,292,650 shares of ATG's common stock at $0.11 per share, adjusted for certain dilutive events, as defined. The warrants were to vest 5% per quarter beginning on September 30, 1998 and expire August 18, 2003. ATG valued these warrants using the Black-Scholes option pricing model and the following assumptions: a fair market value of $3.20 per share, a risk free interest rateof 4.74%, an expected volatility of 70%, an expected life of five years and an expected dividend yield of zero. ATG allocated the consideration received from the sale of the Series D Preferred Stock of $7,500,000 between the Series D Preferred Stock and warrants on the basis of the fair value of the individual component at the date of issuance and determined that the warrants were valued at $2,775,000. These warrants were recorded as a discount to the Series D Preferred Stock and the resulting discount was amortized over the redemption period in computing net loss per share. For the years ended December 31, 1999, ATG amortized $2,491,000. The amortization for the year ended December 31, 1999 included the accelerated amortization in connection with the conversion of the Series D Preferred Stock in connection with the initial public offering.

In conjunction with ATG's initial public offering, the warrants to purchase Series B Preferred Stock and common stock were canceled and the number of shares of common stock issuable upon conversion of the Series B and D Preferred Stock were increased to reflect the shares that would have been received upon exercise of the warrants based upon the initial public offering price.

(b) Stock Splits

On February 28, 2000, ATG's Board of Directors approved a 2-for-1 stock split of ATG's common stock. The split was effective on March 10, 2000. In addition, on May 10, 1999, ATG's Board of Directors approved a 3-for-2 stock split of ATG's common stock. The stock split was effective on June 18, 1999. All share and per share amounts of common stock for all periods have been retroactively adjusted to reflect the stock splits.

(c) Stock Plans

1996 Stock Option Plan

In April 1996, the 1996 Stock Option Plan (the 1996 Plan) was approved by ATG's Board of Directors and stockholders. The purpose of the 1996 Plan is to reward employees, officers and directors, and consultants and advisors to ATG who are expected to contribute to the growth and success of ATG. The 1996 Plan provides for the award of options to purchase shares of ATG's common stock.

Stock options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options.

The 1996 Plan is administered by the Board of Directors, which has the authority to designate participants, determine the number and type of options to be granted, the time at which options are exercisable, the method of payment and any other terms or conditions of the options. Options generally vest quarterly over a two- to four-year period and expire 10 years from the date of grant.

While the Board determines the prices at which options may be exercisedunder the 1996 Plan, the exercise price of an incentive stock option shall be at least 100% (110% for incentive stock options granted to a 10% stockholder) of the fair market value of ATG's common stock on the date of grant. On May 14, 2001, the 1996 Plan was amended to increase the total shares of common stock that have been reserved for options to be granted to 25,600,000. As of December 31, 2001, there are 7,154,000 shares available for future grant under the 1996 Plan.

Additionally, in May 1999, ATG granted 150,000 options outside ATG's stock option plans to an executive of ATG. As of December 31, 2001, these options have not been exercised.

1999 Outside Director Stock Option Plan

The 1999 Outside Director Stock Option Plan (Director Plan) was adopted by ATG's Board of Directors and approved by stockholders in May 1999. Under the terms of the Director Plan, non-employee directors of ATG receive nonqualified options to purchase shares of common stock. A total of 300,000 shares of common stock have been reserved under the Director Plan.

Under the terms of the Director Plan, each currently active non-employee director received an option to purchase 10,000 shares of common stock on the effective date of the Company's initial public offering at the public offering price. Individuals who become directors after the initial public offering and are not employees of ATG will receive an option to purchase 25,000 shares of the Company's common stock on the date of initial election to ATG's Board of Directors at an exercise price equal to the then current fair market value. In addition, each non-employee director will receive an option to purchase 10,000 shares of common stock on the date of each annual meeting of stockholders commencing in the year 2000 at an exercise price per share equal to the closing price of ATG's common stock on the date of grant. All options granted under the Director Plan are fully vested upon grant. As of December 31, 2001, there are 90,000 shares available for future grant under the Director Plan.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the Stock Purchase Plan) was adopted by ATG's Board of Directors and approved by stockholders in May 1999. The Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of ATG's common stock to participating employees. All ATG's employees, including directors who are employees, are eligible to participate in the Stock Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the Company's stock are not eligible to participate. During each designated semiannual offering period, each eligible employee may deduct between 1% to 10% of base pay to purchase common stock of ATG. The purchase price will be 85% of the closing market price of ATG's common stock on either: (1) the first business day of the offering period or (2) the last business day of the offering period, whichever is lower.

ATG accounts for the Stock Purchase Plan in accordance with APB No. 25 and, accordingly, no compensation cost has been recognized under the Stock Purchase Plan. ATG has elected the "disclosure only" alternative under SFAS No. 123.

During the years ended 2000 and 2001, 179,099 and 131,708 shares, respectively, were issued under the 1999 Employee Stock Purchase Plan. As of December 31, 2001, there were 689,193 shares remaining unissued in the plan.

(5) STOCKHOLDERS' EQUITY (Continued)

The following table summarizes ATG's option activity under the Company's 1996 Plan and Director Plan:

	Number of Shares	Exercise Price	Weighted Average Exercise Price
	(in thousands, except per-share information)		
Outstanding, December 31, 1998	5,878	$ .07-.25	$ .22
Granted	4,960	1.00-52.50	14.52
Exercised	(1,957)	.07-5.75	.40
Canceled	(543)	.07-5.75	1.20
Outstanding, December 31, 1999	8,338	.07-52.50	8.65
Granted	4,917	06-120.00	66.93
Exercised	(2,164)	.07-81.56	2.23
Canceled	(549)	.06-120.00	22.25
Outstanding, December 31, 2000	10,542	.06-120.00	36.42
Granted	8,532	.07-40.25	8.81
Exercised	(937)	.06-75.56	12.36
Canceled	(5,099)	.06-120.00	35.47
Outstanding, December 31, 2001	13,038	$.06-120.00	$21.25
Exercisable, December 31, 2001	4,370	$.06-120.00	$23.76
Exercisable, December 31, 2000	2,297	$.06-120.00	$13.81
Exercisable, December 31, 1999	2,200	$ .07-19.03	$ 1.16

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life Outstanding (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(in thousands, except per-share information)				
$.06-$.08	23	5.5	$ .07	18	$ .07
.25	933	6.4	.25	752	.25
.70-1.02	776	8.8	.94	190	1.00
1.31-1.91	864	9.0	1.37	183	1.37
2.00-2.61	2,182	9.6	2.13	17	2.00
3.01-4.24	578	8.5	3.78	164	3.99
4.78-6.19	2,253	8.1	4.93	889	4.98
8.27-12.00	820	9.3	9.52	636	9.20
13.41-20.00	715	8.5	17.36	141	15.81
22.81-32.44	368	9.0	27.33	39	29.45
34.25-51.50	1,118	8.5	41.36	321	44.39
51.69-76.00	1,268	7.5	58.69	608	58.32
78.00-101.94	911	8.3	85.79	331	85.38
120.00	229	8.0	120.00	81	120.00
	13,038	8.4	$21.25	4,370	$23.76

(5) STOCKHOLDERS' EQUITY (Continued)

Since the fourth quarter of 1998, ATG has recorded deferred compensation of approximately $4.9 million, which represents the aggregate difference between the exercise price and the fair market value of the common stock, as determined for accounting purposes. The deferred compensation is being recognized as an expense over the vesting period of the underlying stock options. ATG recorded compensation expense of, $1,127,000, $1,013,000 and $870,000 for the years ended December 31, 1999, 2000 and 2001, respectively, related to these options.

ATG has computed the pro forma disclosures required under SFAS No. 123 for options and shares granted under the Company's Stock Plans during the years ended December 31, 1999, 2000 and 2001. The fair value of options granted during the years ended December 31, 1999, 2000 and 2001 was approximately $53,234,000 or $10.84 per share, $256,901,000 or $52.64 per share and $62,197,000 or $7.40 per share, respectively. These amounts will be amortized over the underlying option period. The amounts were computed using the Black-Scholes option pricing model prescribed by SFAS No. 123. The assumptions used and weighted average calculations are as follows:

	Years Ended December 31,		
	1999	2000	2001
Risk-free interest rate	5.29-6.06%	5.92%	4.43%
Expected dividend yield	—	—	—
Expected lives	4 years	4 years	4 years
Expected volatility	95%	115%	135%
Weighted average remaining contractual life of options outstanding	8.90 years	8.80 years	8.4 years

Had compensation expense for ATG's Stock Plans been determined consistent with SFAS No. 123, the pro forma net loss available for common stockholders and pro forma net loss per share would have been as follows:

	Years Ended December 31,		
	1999	2000	2001
	(in thousands, except per-share information)		
Net income (loss) available for common stockholders —			
As reported	$(17,527)	$ 14,487	$(156,005)
Pro forma	$(20,225)	$(13,786)	$(204,703)
Basic net income (loss) per share —			
As reported	$ (0.45)	$ 0.22	$ (2.27)
Pro forma	$ (0.52)	$ (0.21)	$ (2.98)
Diluted net income (loss) per share —			
As reported	$ (0.45)	$ 0.20	$ (2.27)
Pro forma	$ (0.52)	$ (0.21)	$ (2.98)

Adoption of Shareholders' Rights Plan

On September 26, 2001, our Board of Directors adopted a Shareholder Rights Plan pursuant to which preferred stock purchase rights were distributed to shareholders as a dividend at the rate of one Right for each share of common stock held of record as of the close of business on October 9, 2001. The Plan was adopted to enable the Board of Directors to protect the Company against any takeover attempt that the Board considers not to be in the best interests of shareholders.

(5) STOCKHOLDERS' EQUITY (Continued)

When exercisable, each Right will entitle shareholders to buy one one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock at an exercise price of $15 per Right. Subject to certain exceptions, the Rights will be exercisable after a person or group (except for certain excluded persons) acquires beneficial ownership of 15% or more of our outstanding common stock or undertakes a tender or exchange offer which, if consummated, would result in that person or group beneficially owning 15% or more of our outstanding common stock. The Rights will be redeemable by the Board at any time before a person or group acquires 15% or more of our outstanding common stock and under certain other circumstances at a redemption price of $.001 per Right.

(6) ACQUISITIONS

On June 1, 2000, ATG completed the acquisition of Petronio Technology Group, a Boston-based provider of educational training and consulting services. ATG acquired Petronio Technology Group for $1,200,000, consisting of an initial payment of $600,000 at the closing and two annual contingent payments of $300,000 each. The acquisition has been accounted for under the purchase method of accounting and the results of operations for Petronio Technology Group have been included in ATG's results from the acquisition date. ATG recorded $600,000 in goodwill that was being amortized over two years and the Company is recognizing the contingent payments as compensation expense ratably over the two-year vesting period. For the year ended December 31, 2000, ATG recorded amortization expense of $188,000 and compensation expense of $188,000. For the year ended December 31, 2001, ATG recorded amortization expense of $241,000 and compensation expense of $300,000. Additionally, due to the Company's restructuring of its business operations, the Company determined the goodwill related to the asset was permanently impaired. As a result, the Company wrote off $171,000 of the remaining unamortized goodwill in the fourth quarter of 2001. This amount is included in the Company's restructuring charge (see Note 11).

On July 17, 2000, ATG completed the acquisition of The Toronto Technology Group, Inc., a privately held 30-person consulting and educational services company based in Toronto, Canada, for approximately $12.0 million in cash, options and shares of common stock. The acquisition has been accounted for under the purchase method of accounting. Upon the closing of the transaction, ATG paid $5.2 million in cash, issued 19,634 employee stock options and also issued 56,237 exchangeable shares of ATG's subsidiary Art Technology Group (Canada), Inc. The exchangeable shares will become exchangeable for 56,237 shares of ATG's common stock, subject to a three-year vesting schedule. As of December 31 2001, 18,745 shares were exchanged for ATG Inc. common shares. The Company accrued approximately $2.1 million in compensation expense ratably from July 18, 2000 to July 17, 2001, related to these shares that were exchanged. Additionally, the company settled 11,762 exchangeable shares with a certain employee. Upon settlement, ATG recorded $1.3 million as a component of restructuring expense (see Note 11). This expense included both the cash paid to settle the award and unamortized deferred compensation at the time of settlement. Additionally, 25,712 shares were forfeited when the remainder of the employees left the company. Also, as part of the 2001 restructuring charge, ATG incurred charges relating to headcount reductions, excess office space, and the write-off of the remaining goodwill of $3.8 million all relating to the Toronto Technology Group Inc. acquisitions. This charge was included as part of the restructuring (see Note 11).

(7) COMMITMENTS AND CONTINGENCIES

(a) Leases

In August 1999, ATG entered into a new facility lease for its corporate headquarters that expires in August 2006. Upon occupancy of the new facility, ATG has issued the lessor a letter of credit in the amount of $1,500,000 as a security deposit. Additionally, ATG has offices, primarily for sales and support personnel, in ten domestic locations as well as ten foreign countries.

The approximate future minimum payments of ATG's facility leases and certain operating equipment leases as of December 31, 2001, are as follows:

Years Ending December 31,	Operating Leases
	(in thousands)
2002	$ 16,749
2003	16,512
2004	15,143
2005	15,844
2006	13,785
Thereafter	26,771
Total future minimum lease payments	$104,804

Of the $104.8 million in future minimum lease payments, $65.1 million was included in the Company's 2001 restructuring charge. The $65.1 million was reduced to a $44.7 million restructuring charge after taking into consideration estimated sublease income and vacancy periods (see Note 11).

Rent expense included in the accompanying statements of operations was approximately $1,752,000, $6,029,000 and $15,076,000 for the years ended December 31, 1999, 2000 and 2001 respectively.

(8) EMPLOYEE BENEFIT PLAN

Effective January 1, 1997, ATG adopted the Art Technology Group 401(k) Plan (the 401(k) Plan). All employees, as defined, are eligible to participate in the 401(k) Plan. The 401(k) Plan allows eligible employees to make salary-deferred contributions of up to 15% of their annual compensation, as defined, subject to certain Internal Revenue Service limitations. ATG may contribute to the 401(k) Plan at its discretion. No discretionary employer contributions were made to the Plan for the year ended December 31, 1999. For the years ended December 31, 2000 and 2001, ATG made a discretionary contributions to the 401(k) Plan of approximately $888,000 and $1,008,000, respectively.

(9) ACCRUED EXPENSES

Accrued expenses at December 31, 2000 and 2001 consist of the following:

	December 31,	
	2000	2001
	(in thousands)	
Payroll and related costs	$18,006	$ 8,506
Accrued accounts payable	1,376	1,105
Other	10,020	15,107
	$29,402	$24,718

(10) VALUATION AND QUALIFYING ACCOUNTS

The following is a rollforward of ATG's allowance for doubtful accounts (in thousands):

	Begining of Period	Additions/ Charges to Expense	Deductions /Writeoffs	Balance at End of Period
Year Ended December 31, 1999	$ 250	$ 210	$ —	$ 460
Year Ended December 31, 2000	$ 460	$2,976	$ (781)	$2,655
Year Ended December 31, 2001	$2,655	$4,900	$(4,016)	$3,539

(11) RESTRUCTURING

ATG undertook plans to restructure its operations during 2001, as a result of a global slowdown in information technology spending. Actions taken by ATG include: consolidation of excess facilities, a worldwide workforce reduction, the write-off of certain unrealizable assets and settling certain obligations that have no future benefit. In the second quarter ATG recorded a restructuring charge of $44.2 million, and in the fourth quarter of 2001, ATG recorded a restructuring charge of $32.7 million. Total restructuring charges for the year totaled $76.9 million.

The significant components of the restructuring charge (in thousands):

	RESTRUCTURING CHARGES				
	Quarter Ended June 30, 2001	Quarter Ended December 31, 2001	Year Ended December 31, 2001	Payments or Write Offs	Accrued Restructuring as of December 31, 2001
Facilities-related costs	$38,100	$22,818	$60,918	$16,208	$44,710
Employee severance, benefits and related costs	4,757	3,181	7,938	6,748	1,190
Asset impairments	212	5,358	5,570	5,570	—
Exchangeable share settlement	—	1,263	1,263	1,263	
Marketing costs	851	—	851	851	—
Legal and accounting costs	315	90	405	232	173
Total	$44,235	$32,710	$76,945	$30,872	$46,073

The facilities-related cost component consisted of idle lease space and termination payments for offices worldwide, which are no longer required as a result of the reduction in personnel. In determining the facilities-related costs, ATG has estimated the vacancy period and sublease income. A component of the fourth quarter facility-related cost was a change in estimate of the second quarter facility-related restructuring charge. The net change in estimate was an additional charge of $1.5 million in the fourth quarter. Of the $1.5 million charge, a credit of $8.2 million was realized due to the buy out of a lease in the second quarter charge. The Company agreed to pay $9.3 million ratably over 4.5 years in relation to the buyout. This credit was offset by an increase of approximately $9.7 million due to updated assumptions, as a result of a market analysis, in decreased sublease rates and increased vacancy periods for two leases provided for in the second quarter. A component of the $60.9 million facility-related restructuring costs, relates to the write-off of the abandoned net book value of leasehold improvements and fixed assets of $7.7 million and $2.2 million, respectively. These fixed assets were directly related to the restructured excess office facilities.

(11) RESTRUCTURING (Continued)

The employee severance cost component of the restructuring charge was related to reductions in personnel. As part of the restructuring, the employment of 530 employees, or 46% of our workforce, was terminated. Approximately 47% of these employees were from sales and marketing, 22% from services, 19% from general and administrative and 11% from research and development.

The asset impairment-related costs included the write-off the remaining unamortized goodwill totaling approximately $4.0 million was related to the two professional service acquisitions completed in 2000. In addition the Company determined that approximately $1.4 million of purchased software was deemed impaired due to our revised product development strategy.

ATG settled 11,762 exchangeable shares with a certain employee. Upon settlement, ATG recorded $1.3 million as a charge to restructuring.

At December 31, 2001, ATG had an accrued restructuring liability of $46.1 million, of which $32.7 million was long-term. The majority of the remaining liability is comprised of facility-related costs.

(12) LITIGATION

On October 31, 2000, Aron Rosenberg, one of the Company's stockholders, brought a claim on our behalf in the U.S. District Court for the District of Delaware. Mr. Rosenberg alleges that the Tudor and Raptor entities violated Section 16(b) of the Securities Exchange Act of 1934 in connection with their sale of our common stock after our initial public offering on July 20, 1999. Those entities acquired the Company's common stock in connection with our Series D Preferred Stock that they acquired more than six months before the initial public offering. Mr. Rosenberg claims that those entities should be deemed to have purchased our common stock when our stockholders approved an amendment to the Company's Certificate of Incorporation related to preferred stock of the Company on June 18, 1999. He also claims that those entities obtained profits of more than $70 million in connection with sales of the Company's common stock within six months after June 18, 1999, and that those profits should be paid to the Company. In January 2002, the parties entered into a settlement agreement subject to the final approval of the court. The court has entered an order approving the form of settlement. If the settlement is approved, Tudor will pay $1,450,000 to the Company, from which the Company will be required to pay to plaintiff's attorneys an amount not to exceed $400,000. In return, the Company will release Tudor from any claims under Section 16 of the Exchange Act arising from the facts and circumstances alleged in the complaint.

The Company, and certain officers have been named defendants in seven purported class action suits currently pending in the United States District Court for the District of Massachusetts. Each of these cases alleges that the company, and certain officers have violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, which generally may subject issuers of securities and persons controlling those issuers to civil liabilities for fraudulent actions or defects in the public disclosure required by securities laws. Four of the cases were filed on various dates in October 2001 in the U.S. District Court for the District of Massachusetts. Three of the cases were initially filed in the Central District of California (the "California actions") on various dates in August and September 2001. The California actions were consolidated and transferred to the District of Massachusetts on or about November 27, 2001. On December 13, 2001, the Court issued an Order of Consolidation in which it consolidated all actions filed against us and appointed certain individuals as Lead Plaintiffs in the consolidated action. It also appointed two law firms as Co-Lead Counsel, and a third law firm as Liaison Counsel. Counsel for the plaintiffs will file a Consolidated Amended Complaint applicable to all of the consolidated actions.

(12) LITIGATION (Continued)

While management believes the claims against the Company are without merit, and intends to defend the action vigorously, the litigation is in the preliminary stage.

The Company is also subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's business, financial condition or results of operations.

(13) QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents a condensed summary of quarterly results of operations for the years ended December 31, 2000 and 2001:

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$21,572	$32,629	$46,310	$62,831
Gross profit	15,872	24,867	35,318	49,120
Net income (loss)	(607)	2,869	5,009	7,216
Net income (loss) per share				
Basic	(0.01)	0.04	0.07	0.11
Diluted	(0.01)	0.04	0.07	0.10

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 42,846	$ 35,068	$30,039	$ 30,916
Gross profit	26,291	21,956	18,832	21,282
Net loss	(12,912)	(41,880)	(9,029)	(92,184)
Net loss per share				
Basic	(0.19)	(0.61)	(0.13)	(1.34)
Diluted	(0.19)	(0.61)	(0.13)	(1.34)

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required under this Item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, to be filed with the SEC not later than April 30, 2002 under the headings "Election of Class III Directors," "Background Information About Directors Continuing in Office" and "Information About Executive Officers."

Item 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, to be filed with the SEC not later than April 30, 2002 under the heading "Executive Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENTS

The information required under this Item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, to be filed with the SEC not later than April 30, 2002 under the heading "Information About Stock Ownership and Performance."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information, if any, required under this Item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, to be filed with the SEC not later than April 30, 2002 under the heading "Related Party Transactions."

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Financial Statements

The following are included in Item 8:

- Report of Independent Public Accountants
- Consolidated Balance Sheets as of December 31, 2000 and 2001
- Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001
- Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss) for the years ended December 31, 1999, 2000 and 2001
- Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001
- Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedule

None

(a) (3) Exhibits

The following exhibits are included in Item 14(c)*:

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant, as amended.
3.2(2)	Amended and Restated By-Laws of the Registrant.
4.1(3)	Rights Agreement between Registrant and Equiserve Trust Company, N.A., as rights Agent.
10.1(4)	1996 Stock Option Plan of the Registrant, as amended.
10.2(4)	1999 Outside Director Stock Option Plan of the Registrant.
10.3(4)	1999 Employee Stock Purchase Plan of the Registrant.
10.4(4)	Lease between the Registrant and DVPT Limited Partnership, dated March 11, 1999.
10.5(4)	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated November 26, 1997, as amended on March 31, 1998 and July 2, 1998.
10.6(4)	Intellectual Property Security Agreement between the Registrant and Silicon Valley Bank, dated November 26, 1997.
10.7(4)	Registration Rights Agreement between the Registrant and certain of its stockholders, dated August 18, 1998.
10.8(4)	Non-Compete Rights Agreement between the Registrant and Jeet Singh, dated August 18, 1998.
10.9(4)	Non-Compete Agreement between the Registrant and Joseph Chung, dated August 18, 1998.
10.10(4)	Fourth Loan Modification Agreement related to the Loan and Security Agreement dated November 26, 1997, between the Registrant and Silicon Valley Bank, dated May 12, 1999.
10.11(5)	Registration Rights Agreement between the Registrant and certain of its stockholders, dated July 17, 2000.
10.12(5)	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 29, 2000.
10.13(5)	Non-Recourse Receivables Purchase Agreement between the Registrant and Silicon Valley Bank, dated September 27, 2000.
10.14	Promissory Note issued by Edward Terino to the Registrant dated November 21, 2001.
10.15	Termination of Lease Agreement between Amgen Cambridge Real Estate Holdings, Inc., and the Registrant dated January 2, 2002.
10.15.1	Letter of Credit Agreement between Silicon Valley Bank and the Registrant noting Amgen Cambridge Real Estate Holdings as beneficiary, dated December 21, 2001.
10.16	Nonstatutory Option Agreement between Paul Shorthose and the Registrant dated October 23, 2001.
10.17	Agreement and Release with Ann C. Brady and the Registrant dated July 1, 2001.
21(5)	Subsidiaries of the Registrant.

* Copies of the exhibits to this annual report on Form 10-K are available to stockholders at the SEC's Web site at *http://www.sec.gov.* In addition, stockholders may obtain copies of the exhibits from us, without charge, by writing to Art Technology Group, Inc., 25 First Street, Cambridge, Massachusetts 02141, Attention: Secretary.

Exhibit Number	Description
23.1	Consent of Arthur Andersen LLP.
99.1	Letter to Securities and Exchange Commission from Registrant pursuant to Temporary Note 3T, dated March 25, 2002.

(1) Incorporated herein by reference to the Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

(2) Incorporated herein by reference to the Exhibits to the Registrant's Registration Statement on Form S-3 (File No. 333-64698).

(3) Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed on October 2, 2001.

(4) Incorporated herein by reference to the Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-78333).

(5) Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(b) REPORTS ON FORM 8-K

On October 2, 2001, the Registrant filed a Current Report on Form 8-K, reporting the adoption of a shareholder rights plan by its board of directors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of March 25, 2002.

ART TECHNOLOGY GROUP, INC.
(Registrant)

By: /s/ PAUL G. SHORTHOSE

Paul G. Shorthose
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of March 25, 2002.

NAME	TITLE
/s/ PAUL G. SHORTHOSE Paul G. Shorthose	Chief Executive Officer and President *(Principal Executive Officer)*
/s/ EDWARD TERINO Edward Terino	Senior Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ PHYLLIS S. SWERSKY Phyllis S. Swersky	Director
/s/ SCOTT A. JONES Scott A. Jones	Director
/s/ THOMAS N. MATLACK Thomas N. Matlack	Director
/s/ ILENE H. LANG Ilene H. Lang	Director
/s/ JOSEPH T. CHUNG Joseph T. Chung	Director
/s/ JEET SINGH Jeet Singh	Director

ATG Corporate and Stockholder Information

Board of Directors
Joseph T. Chung
Chief Technology Officer,
Co-Chairman of the Board

Jeet Singh
Chief Strategy Officer,
Co-Chairman of the Board

Paul G. Shorthose
President and Chief Executive Officer

Scott A. Jones
Chairman of the Board and
Chief Executive Officer,
Escient Technologies, LLC

Ilene Lang
Corporate Advisor

Thomas N. Matlack
Managing Partner,
Megunticook Management

Phyllis S. Swersky
President, The Meltech Group

Executive Officers
Paul G. Shorthose
President and Chief Executive Officer

Joseph T. Chung
Chief Technology Officer,
Co-Chairman of the Board

Jeet Singh
Chief Strategy Officer,
Co-Chairman of the Board

Bernard C. Bailey
Chief Operating Officer

Edward Terino
Chief Financial Officer

Corporate Information
Transfer Agent and Registrar
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
www.equiserve.com

Form 10-K
Copies of the Company's Annual Report on Form 10-K for the Fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

Investor Relations
Art Technology Group, Inc.
25 First Street, Second Floor
Cambridge, MA 02141

Annual Meeting
May 22, 2002
10:00 am
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Corporate Counsel
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Stock Trading Information
Nasdaq National Market
Symbol: ARTG

For more information contact:
Jerry Sisitsky
Investor Relations
jsisitsky@atg.com
617 386 1158

ATG Worldwide Office Locations:
www.atg.com/offices

Worldwide Headquarters
Art Technology Group, Inc.
25 First Street, Second Floor
Cambridge, MA 02141 USA
Tel: + 1 617 386 1000
Fax: + 1 617 386 1111

North America Offices
Chicago, Illinois / Mississauga, Ontario, Canada / New York, New York / San Francisco, California / Vienna, Virginia

Europe Headquarters
Art Technology Group (Europe), Ltd
Apex Plaza, Forbury Road
Reading, Berkshire RG1 1AX UK
Tel: + 44 0 118 956 5000
Fax: + 44 0 118 956 5001

Europe Offices
Barcelona, Spain / Frankfurt, Germany / Paris, France / Stockholm, Sweden / Utrecht, Netherlands

Australia Headquarters
Art Technology Group Australia Pty Limited
Level 11
181 Miller Street
North Sydney NSW 2060 Australia
Tel: +61 2 9025 4000
Fax: +61 2 9025 4199

Japan Headquarters
Art Technology Group KK
Imperial Tower, 15th Floor
1-1-1 Uchisaiwai-cho, Chiyoda-ku,
Tokyo 100-0011, Japan
Tel: +813 3507 5798
Fax: +813 3507 5601

Asia/Pacific Offices
Seoul, South Korea

www.atg.com